
12027062

Standing Out


sun hydraulics
CORPORATION

2011 Annual Report

Financial Highlights

Year ended	Dec. 31, 2011	Jan. 1, 2011	Jan 2, 2010	Dec. 27, 2008	Dec. 29, 2007
(in thousands except per share data)					
Statement of Operations:					
Net sales	**$204,171**	$150,695	$ 97,393	$178,278	$167,374
Gross profit	**79,215**	52,343	21,957	59,117	54,850
Operating income	**55,269**	31,039	2,143	36,377	33,635
Income before income taxes	**57,586**	31,643	2,017	37,729	34,371
Net income	**$ 37,677**	$ 21,400	$ 1,856	$ 25,735	$ 22,131
Basic net income per common share	**$ 1.47**	$ 0.84	$ 0.07	$ 1.03	$ 0.90
Diluted net income per common share	**$ 1.47**	$ 0.84	$ 0.07	$ 1.03	$ 0.89
Dividends per common share	**$ 0.40**	$ 0.57	$ 0.30	$ 0.30	$ 0.23
Other Financial Data:					
Depreciation and amortization	**$ 6,721**	$ 6,873	$ 6,968	$ 7,096	$ 6,341
Capital expenditures	**10,143**	3,856	5,096	10,874	12,591
Balance Sheet Data:					
Cash and cash equivalents	**$ 51,308**	$ 33,337	$ 30,446	$ 35,303	$ 19,337
Working capital	**89,744**	66,150	53,454	50,217	36,198
Total assets	**167,528**	132,034	119,933	122,385	110,780
Total debt	**—**	—	—	272	701
Shareholders' equity	**145,276**	115,024	107,614	106,556	91,882
% of Sales:					
Gross profit	**38.8%**	34.7%	22.5%	33.2%	32.8%
Operating income	**27.1%**	20.6%	2.2%	20.4%	20.1%
Net income	**18.5%**	14.2%	1.9%	14.4%	13.2%



Net Sales
(in millions)
$167.4
$178.3
$97.4
$150.7
$204.2
'07
'08
'09
'10
'11



Gross Profit
(in millions)
$54.9
$59.1
$22.0
$52.3
$79.2
'07
'08
'09
'10
'11



Cash from Operations
(in millions)
$28.2
$38.5
$13.7
$25.1
$49.5
'07
'08
'09
'10
'11



Return on Capital Employed
(as a percent)
29.7%
34.9%
2.2%
29.7%
51.2%
'07
'08
'09
'10
'11

With Outstanding PERFORMANCE.

Dear Shareholders,

What makes a company stand out, and why is it important to do so? By successfully differentiating itself in all spheres of activity—from product design and service delivery, to choice of suppliers and employees, to acquisition and retention of customers and shareholders—the company builds a foundation for consistently delivering sustainably better financial results.

The actions we took in 2011 will enable us to continue differentiating our company, fueling our future growth and success. We added more than 100 people to our global workforce, including talented young design and manufacturing engineers. We also added 1,800 square feet of office space at our Florida headquarters to accommodate our growing engineering community and provide some breathing room for the rest of us. We believe that to attract the best workforce, it is essential to provide a safe and comfortable working environment.

Wages and benefits also distinguish our company. Sun offers a total employment package that is sought after by employee prospects and envied by other employers. One component of the package is a distribution of profits to employees from time to time. First added to the benefit mix four years ago, the shared distribution is awarded at the discretion of the Board of Directors, and is guided by Sun's performance. And with 2011 proving to be a record year at Sun for both revenues and earnings, our Board recently announced a shared distribution of profits to employees and shareholders totaling $7.7 million. So not only do our policies and actions attract the best employees, they attract the best shareholders as well—those who trust in the Company, its philosophical underpinnings and its ability to generate consistently better returns.

In the third quarter of 2011, we completed the acquisition of High Country Tek (HCT), a process that began in 2007 with a minority equity investment by us. This relationship has brought critical capabilities and expertise in electronic controls to Sun's product and service portfolio. Many of the electrically actuated products Sun has brought to market over the past five years require electronic control drivers. With HCT now fully owned by Sun, we have further augmented our ability to provide unique and superior solutions, with 100% Sun content, to existing and potential customers.

Last fall, we talked about our development of a new valve that complements our best-in-class load-holding products. The product is so intriguing, Sun has applied for patent protection, not something we routinely do. The new valve, which we have just released to the market this spring, provides significant energy savings for mobile customers. While there may be one or two similar products in the marketplace, we don't believe any of them offer the same level of performance, reliability and capacity.

Early in 2012, we announced that we had applied for permits to build a third factory in Florida, adjacent to one of our existing facilities. The permitting process can sometimes be full of unexpected twists and turns. Taking care of this activity now will allow us to commence construction when we are ready, with no delay. The new permit applications herald another growth phase for the Company, sustaining a trajectory that has been consistent for more than 40 years.

Each of the activities I describe above demonstrates how Sun is different. Each is grounded in the recognition that what drives value and makes a company stand apart from the crowd is the attention it pays to all of its stakeholders, its development of expertise and superior products, and its focus on the long term.



Allen J. Carlson
President and CEO

Different by DESIGN.





The ultimate quality of a company is largely determined by the character of the people it attracts into employment, and by the environment it provides to help those employees develop to their fullest potential.

The relationship between employer and employee makes a critical contribution to the company's strategic and operational results. At the simplest level of this relationship, the employer offers pay and benefits to the employee, who in turn provides his or her skills and services. Unfortunately, many companies stop right there.

At Sun, we view the relationship with our employees differently. We strive to establish a bond that exceeds just a paycheck or even something as simple as job satisfaction. We rely on each and every Sun employee to make important decisions that affect our future. Sun employees are self-directed—there is no management layer to tell them what to do or how to behave. We trust our global workforce to make the right decisions and take the correct actions. The result is a workforce inspired to satisfy every customer, no matter the challenge.

It is only with the commitment of our employees, who contribute their creativity and effort, that Sun is able to create value for our customers. Creating value drives results.

To be a leader in any field, a company must specialize in areas where it possesses relatively high degrees of skill.

Increasingly, hydraulic control systems have to communicate with on-board electronic control systems. For more than ten years, Sun has been aggressively developing electrically actuated products and developing its skill set in this area. These products are instrumental in enabling us to create unique, customized solutions, which provide a key part of our growth.

In September of 2011, Sun completed the acquisition of HCT, a company that develops electronic control solutions for hydraulic systems. HCT's products, which are ruggedized to perform reliably in harsh and difficult environments, include both pre-packaged and programmable solutions. Integrating HCT's electronic products with Sun's hydraulic products allows us to satisfy more customer needs, with smaller and more compact solutions, than ever before. And acquiring HCT's knowledge and skills in electronics helps advance Sun's own expertise in this area.

Providing a seamless, smaller and cleaner motion control solution that communicates with on-board electronic control systems creates value for customers. Creating value drives results.


LoadMatch™ Cartridge Valve


NASDAQ CELEBRATES
SUN HYDRAULICS
15 YEAR LISTING
ANNIVERSARY
JANUARY 9, 2012
sun hydraulics
NASDAQ
JVC
FX

New products will generally avoid competition by a) having unique physical characteristics, b) providing superior performance-to-price ratios, and c) filling in gaps in available hardware.

Sun's new LoadMatch™ valves self-set. Because these valves react to the system's configuration, there is no need to adjust the valves once they are installed.

Our exciting LoadMatch™ products help to reduce energy usage in machinery and equipment by only requiring the amount of energy needed to do the job at hand, nothing more. This is true for both diesel- and battery-powered machinery. For diesel, gas savings of 25% to 30% are easily achieved. For battery-powered functions, LoadMatch™ valves extend run-time between charges, even sometimes eliminating the need for additional batteries. The new valves easily meld into Sun's existing product line, sharing common parts with other products and fitting into existing standard manifolds.

Customers around the world trust Sun products for smooth, reliable and predictable performance. They recognize we stand behind our products and continually improve them to help customers differentiate their own offerings.

Eventually, you will get the shareholders you deserve.

On January 9, 2012, Sun celebrated its 15th year as a public company. Being a public company, however, has never really changed how we pursue success.

Sun has never focused on short-term financial results. We made this known when we first went public. We haven't delayed investments to meet forecasts, choosing instead to maintain the appropriate infrastructure to satisfy our customers' needs. We haven't engaged in widespread workforce reductions in tough times, recognizing instead how important our employees are to our future success. We haven't reduced dividend payments, even in difficult times, preferring instead to manage the enterprise prudently and uphold the compact we have with our shareholders.

The profile of Sun's shareholders is amazingly consistent, be they large institutions, small funds or individuals. Typical Sun investors hold the stock for a long period—they're not speculators. Often, they come to visit our facilities before making their investment. They recognize that a company achieves sustainably superior results by combining a long-term vision with a commitment to doing things differently. They want to make smarter investment decisions so they, too, can stand apart from the crowd.

Differentiated by our SOLUTIONS.



BLAC INC., located in Elmhurst, Illinois, has used Sun cartridge valves for more than two decades. The company builds machinery employed by the energy industry and has customers all over the world. BLAC's equipment is used in refining and distribution, so reliability is paramount. Mistakes could result in hundreds of millions of dollars in lost infrastructure, or—in the worst case—workplace accidents. Until a few years ago, BLAC designed and manufactured its own manifolds. Then, turning away from its long-held belief that design and manufacturing of manifolds had to be kept in-house to ensure reliability, BLAC elected to have Sun design a series of integrated packages to try to improve efficiency and reduce cost. Today, BLAC routinely has Sun design and manufacture all of its integrated packages, for several reasons:

- The packages are smaller than if designed in-house. Sun's design and construction methods permit up to a 60% reduction in manifold volume. Because BLAC's integrated packages are often used to control larger hydraulic circuits and actuators, space savings are a key benefit.
- Typically, BLAC previously used several different manifolds to achieve the functionality it desired. However, in many instances Sun has been able to consolidate separate functions into a single integrated package. This has enabled BLAC to achieve not only reductions in product size but also significant labor savings on the shop floor. In the best case—where nine different manifolds were consolidated by Sun into a single integrated package—the savings meant that BLAC was able to offer a meaningful price reduction to its customers.
- As BLAC came to rely more and more on Sun for integrated packages, it also began to discover and incorporate more of Sun's cartridge valves into its hydraulic circuits. Working closely with Sun and Sun's distributor in Illinois, BLAC has been able to increase machine operating speed, which helps improve profitability for its customers.



These are just a few of the advantages BLAC INC. has realized since allowing Sun to get more involved in helping BLAC develop its machine control solutions. The adjacent photo illustrates one of BLAC's most unique and complex ideas. The solution integrates a number of different components, including a hydraulic cylinder and hydraulic accumulator, into a manifold. Working closely with BLAC, Sun was able to design and manufacture a complex integrated package that lets BLAC stand out from the crowd in the market for this product.

Table of Contents

The following summary should be read in conjunction with the consolidated financial statements and related notes contained herein. See Management's Discussion and Analysis of Financial Condition and Results of Operations and Business.

Year ended	**Dec. 31, 2011**	Jan. 1, 2011	Jan. 2, 2010	Dec. 27, 2008	Dec. 29, 2007
(in thousands except per share data)					
Statement of Operations:					
Net sales	**$204,171**	$150,695	$ 97,393	$178,278	$167,374
Gross profit	**79,215**	52,343	21,957	59,117	54,850
Operating income	**55,269**	31,039	2,143	36,377	33,635
Income before income taxes	**57,586**	31,643	2,017	37,729	34,371
Net income	**$ 37,677**	$ 21,400	$ 1,856	$ 25,735	$ 22,131
Basic net income per common share	**$ 1.47**	$ 0.84	$ 0.07	$ 1.03	$ 0.90
Diluted net income per common share	**$ 1.47**	$ 0.84	$ 0.07	$ 1.03	$ 0.89
Dividends per common share	**$ 0.40**	$ 0.57	$ 0.30	$ 0.30	$ 0.23
Other Financial Data:					
Depreciation and amortization	**$ 6,721**	$ 6,873	$ 6,968	$ 7,096	$ 6,341
Capital expenditures	**10,143**	3,856	5,096	10,874	12,591
Balance Sheet Data:					
Cash and cash equivalents	**$ 51,308**	$ 33,337	$ 30,446	$ 35,303	$ 19,337
Working capital	**89,744**	66,150	53,454	50,217	36,198
Total assets	**$167,528**	132,034	119,933	122,385	110,780
Total debt	**—**	—	—	272	701
Shareholders' equity	**145,276**	115,024	107,614	106,556	91,882

The Company reports on a fiscal year that ends on the Saturday closest to December 31. Each quarter generally consists of thirteen weeks. As a result of the 2009 fiscal year ending January 2, 2010, the quarter ended January 2, 2010, consisted of fourteen weeks, resulting in a 53-week year.

All stock prices and dividends are adjusted for a three-for-two stock split, effected in the form of a 50% stock dividend, which was effective on July 15, 2011.

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

Sun is a leading designer and manufacturer of high-performance screw-in hydraulic cartridge valves and manifolds, which control force, speed and motion as integral components in fluid power systems. The Company sells its products globally through wholly-owned subsidiaries and independent distributors. Sales outside the United States for the year ended December 31, 2011, were approximately 60% of total net sales.

Approximately two-thirds of product sales are used by the mobile market, which is characterized by applications where the equipment is not fixed in place, the operating environment is often unpredictable and duty cycles are generally moderate to low. Some examples of the mobile market include equipment used in off-road construction, agriculture, fire and rescue, utilities, oil fields, and mining.

The remaining one-third of sales are used by industrial markets, which are characterized by equipment that is fixed in place, typically in a controlled environment, and which operates at higher pressures and duty cycles. Power units, automation machinery, metal cutting machine tools and plastics machinery are some examples of industrial equipment. The Company sells to both markets with a single product line.

Industry Conditions

Demand for the Company's products is dependent on demand for the capital goods into which the products are incorporated. The capital goods industries in general, and the fluid power industry specifically, are subject to economic cycles. According to the National Fluid Power Association (the fluid power industry's trade association in the United States), the United States index of shipments of hydraulic products increased 24% and 42% in 2011 and 2010, respectively, after a decrease of 40% in 2009.

The Company's order trend has historically tracked closely to the United States Purchasing Managers Index (PMI). A PMI above 50 indicates economic expansion in the manufacturing sector and when below 50, it indicates economic contraction. The index decreased to 53.1 in December 2011, from 58.5 in December 2010. The index has remained above 50 since August 2009. The report in February 2012 indicates continuing growth in the manufacturing sector with an index at 52.4. Management believes the continuing growth in the manufacturing sector is a positive sign for the Company's business in 2012.

During this expansion phase of the business cycle, the Company has experienced significant demand for its products with revenues increasing over 100% from 2009 to 2011. The Company has been able to respond to this increasing demand and consistently ship product on-time to the customer's requested ship date. Providing the right products where and when the customer needs them continues to strengthen Sun's position in the industry.

This increased demand, coupled with an agile workforce, experienced supply chain, and manufacturing processes that are operating smoothly have allowed Sun to operate at high margins. Gross margins in 2011 exceeded 39% for the first three-quarters of the year and were approximately 37% in the fourth quarter. At its 2011 sales levels, the Company was able to leverage its fixed cost base and resources, adding additional income to the bottom line. Net income was up 76% in 2011 compared to 2010.

Results for the 2011 fiscal year

(in millions except income per share)	**December 31, 2011**	January 1, 2011	Increase/ Decrease
Twelve months ended			
Net sales	**$204.2**	$150.7	35%
Net income	**$ 37.7**	$ 21.4	76%
Net income per share:			
Basic	**$ 1.47**	$ 0.84	75%
Diluted	**$ 1.47**	$ 0.84	75%
Three months ended			
Net sales	**$ 45.7**	$ 41.8	9%
Net income	**$ 6.1**	$ 6.3	(3%)
Net income per share:			
Basic	**$ 0.24**	$ 0.25	(4%)
Diluted	**$ 0.24**	$ 0.25	(4%)

Sun grew its top line by 36% in 2011, and the bottom line by 76%. Sales grew in all geographic markets with sales to North America increasing 40.1%, Europe 33.2%, and Asia/Pacific 30.1%.

In addition to strong operational results in 2011, the Company engaged in a number of activities that management believes positions it well to take advantage of future growth opportunities. Sun opened a sales office in China in January 2011, which helped increase sales 49% in this region. Despite an end of year slow down in the region, management expects China to regain its growth trajectory in the long term. Sun added capability and capacity in 2011, notably in the design and manufacturing engineering area. Management believes these additions will help Sun develop the products and processes that will contribute to the Company's growth. In September 2011, Sun completed its acquisition of 100% of the equity interest of High Country Tek (HCT). HCT products and capabilities integrate nicely with Sun's line of electrically-actuated hydraulic valves, creating new opportunities in the marketplace.

First quarter demand has rebounded and is forecast to be 5% above last year's level. Orders are strong in all major geographic regions. Orders coupled with positive PMI numbers indicate growth in 2012. Management believes the Company is positioned well for increasing demand and expects to deliver strong operating results.

Maintaining the Company's strong balance sheet and financial flexibility remains a key strategy. The Company ended 2011 with cash and marketable securities of $73.1 million, up $28.1 million from the previous year, an unused line of credit of $15.0 million, with availability up to $50.0 million and zero dollars of long-term debt. The Company continued to invest in its business in 2011 with capital expenditures for the year of approximately $10.1 million.

Dividends

The Company declared a quarterly dividend of $0.06 per share for the first quarter of 2011 and quarterly dividends of $0.09 per share for the remaining three quarters of 2011. These dividends were paid on the 15th day of the month following the date of declaration. The Company also declared a shared distribution cash dividend of $0.07 per share that was paid on March 31, 2011, to shareholders of record as of March 15, 2011. Additionally, the Company declared a three-for-two stock split, effected in the form of a 50% stock dividend, to shareholders of record on June 30, 2011, which was paid on July 15, 2011.

In March 2012, the Board elected to once again apportion a shared distribution for employees and shareholders based on the Company's 2011 results. The shared distribution consists of a 13.5% contribution of salaries to all eligible employees, most of which will be paid into retirement plans via Sun Hydraulics stock, and a $0.12 per share dividend to shareholders, totaling approximately $7.7 million. The shared distribution concept was introduced in 2008 as a way to reward both shareholders and employees when Sun has a successful year.

The shared distribution dividend was issued to shareholders of record on March 22, 2012, with payment on March 31, 2012. Additionally, the Company's board of directors declared a first quarter 2012 cash dividend of $0.09 per share payable on April 15, 2012, to shareholders of record as of March 31, 2012.

Outlook

First quarter 2012 revenues are expected to be approximately $53 million, up approximately 5% from the first quarter of 2011. Earnings per share are estimated to be $0.37 to $0.39 compared to $0.38 in the same period a year ago.

Results of Operations

The following table sets forth, for the periods indicated, certain items in the Company's statements of operations as a percentage of net sales.

For the year ended	**Dec. 31, 2011**	Jan. 1, 2011	Jan. 2, 2010	Dec. 27, 2008	Dec. 29, 2007
Net sales	**100.0%**	100.0%	100.0%	100.0%	100.0%
Gross profit	**38.8%**	34.7%	22.5%	33.2%	32.8%
Operating income	**27.1%**	20.6%	2.2%	20.4%	20.1%
Income before income taxes	**28.2%**	21.0%	2.1%	21.2%	20.5%

Segment Information

(in thousands)	United States	Korea	Germany	United Kingdom	Elimination	Consolidated
2011						
Sales to unaffiliated customers	**$131,714**	**$20,566**	**$27,997**	**$23,894**	**$ —**	**$204,171**
Intercompany sales	**33,711**	**—**	**201**	**1,536**	**(35,448)**	**—**
Operating income	**41,847**	**2,492**	**6,715**	**4,167**	**48**	**55,269**
Total assets	**116,496**	**11,996**	**19,016**	**20,747**	**(727)**	**167,528**
Depreciation and amortization	**5,308**	**114**	**357**	**942**	**—**	**6,721**
Capital expenditures	**9,324**	**274**	**63**	**482**	**—**	**10,143**
2010						
Sales to unaffiliated customers	$ 94,067	$16,284	$19,770	$20,574	$ —	$150,695
Intercompany sales	26,022	—	160	1,225	(27,407)	—
Operating income	22,040	2,246	4,024	2,822	(93)	31,039
Total assets	89,977	10,535	14,705	17,605	(788)	132,034
Depreciation and amortization	5,388	89	429	967	—	6,873
Capital expenditures	3,400	217	27	212	—	3,856
2009						
Sales to unaffiliated customers	$ 59,278	$ 9,978	$14,654	$13,483	$ —	$ 97,393
Intercompany sales	15,545	—	139	1,101	(16,785)	—
Operating income (loss)	(2,110)	616	2,475	884	278	2,143
Total assets	85,338	8,191	12,447	15,923	(1,966)	119,933
Depreciation and amortization	5,335	104	502	1,027	—	6,968
Capital expenditures	4,758	41	30	267	—	5,096

Comparison of Years Ended January 1, 2011, and January 2, 2010

Net Sales

Net sales were $204.2 million, an increase of $53.5 million, or 35.5%, compared to $150.7 million in 2010. The increase in net sales was primarily driven by increased demand in our end markets, which primarily include capital goods equipment. Price increases, effective July 1, 2010, and 2011, contributed approximately 3% to sales. The effect of exchange rates added approximately $2.6 million to sales. New product sales (defined as products introduced within the last five years) generally made up 10–12% of total sales in 2011.

North American sales increased 40.1% or $27.0 million, to $94.2 million in 2011, Asian sales increased 29.3% or $8.8 million, to $38.8 million in 2011, and European sales increased 33.2% or $15.8 million, to $63.4 million in 2011.

The U.S. reporting segment had sales of $131.7 million during 2011, up $37.6 million or 40.0%, compared to sales of $94.1 million during 2010. The increase was driven by demand in our end markets and the general upturn in the global economy. International sales out of the U.S. were $49.8 million during 2011, up 42.3% or $14.8 million, compared to $34.9 million during 2010. International sales out of the U.S. include sales to Europe, Africa and the Asia/Pacific region. Significant increases in sales were noted in almost all geographic regions.

The Korean reporting segment had sales of $20.6 million during 2011, up $4.3 million or 26.3%, compared to sales of $16.3 million during 2010. The increase was related to demand in almost all market segments. Currency effect increased 2011 sales by approximately $0.9 million, the majority of which occurred in the second and third quarters of the year.

The German reporting segment had sales of $28.0 million during 2011, up $8.2 million or 41.6%, compared to sales of $19.8 million during 2010. The increases in sales were primarily related to an increased demand for our products within Germany. Currency effect increased 2011 sales by approximately $1.4 million, the majority of which occurred in the second and third quarters of the year.

The U.K. reporting segment had sales of $23.9 million during 2011, up $3.3 million or 16.1%, compared to sales of $20.6 million during 2010. The increase was primarily related to sales within the U.K., and to Norway. Currency effect increased 2011 sales by approximately $0.3 million.

Gross Profit

Gross profit increased $26.9 million or 51.3% to $79.2 million in 2011, compared to $52.3 million in 2010. Gross profit as a percentage of net sales increased to 38.8% in 2011, compared to 34.7% in 2010. As sales increased across all segments, the Company achieved productivity improvements and was able to leverage its overhead costs to generate higher gross profit.

Higher sales volume in 2011 contributed $16.3 million of the increase. The remaining increase in gross profit was attributed to productivity improvements of approximately $0.8 million, decreases in overhead expenses as a percentage of sales of approximately $5.1 million, both of which occurred primarily in the U.S., and price increases in July 2010 and 2011, of approximately $6.8 million. The increase in gross profit was partially offset by higher material costs as a percentage of sales of approximately $2.0 million.

Current year overhead expense includes approximately $1.4 million more expense relating to the shared distribution as compared to the prior year.

Selling, Engineering, and Administrative Expenses

Selling, engineering and administrative expenses in 2011 were $23.9 million, a $2.6 million, or 12.4%, increase, compared to $21.3 million in 2010. The change was related to additional retirement benefits of approximately $0.5 million, primarily related to the shared distribution, compensation, totaling $0.8 million, marketing expenses of approximately $0.4 million, and outside services of approximately $0.2 million.

Operating Income

Operating income increased $24.2 million or 78.1% to $55.3 million in 2011, compared to $31.0 million in 2010, with operating margins of 27.1% and 20.6% for 2011 and 2010, respectively. The increase in sales during 2011 has improved operating margins across almost all segments. The Company has been able to respond to the increasing demand in 2011. As sales increased across all segments, the Company achieved productivity improvements and was able to leverage its overhead costs to generate higher operating income.

The U.S. reporting segment contributed $41.8 million to our consolidated operating income during 2011 compared to $22.0 million during 2010, an increase of $19.8 million.

The increase in the U.S. operating segments was primarily related to leverage of its overhead costs. The decrease in variable and fixed overhead costs, as a percent of sales, added $5.8 million to operating income. Absorption of selling, engineering, and administrative expenses added $4.0 million of additional operating income. Productivity gains contributed $1.0 million. The remaining increase was primarily from increased sales volume, which added $8.8 million of additional operating income.

The Korean reporting segment contributed $2.5 million to our consolidated operating income during 2011 compared to $2.2 million during 2010, an increase of $0.2 million. The increase in operating income was primarily related to increased sales volume, which was partially offset by lower margins.

The German reporting segment contributed $6.7 million to our consolidated operating income during 2011 compared to $4.0 million during 2010, an increase of $2.7 million. The increase was primarily related to increased sales volume, which contributed $1.7 million of additional operating income. The remaining increase was related to the absorption of fixed overhead costs.

The U.K. reporting segment contributed $4.2 million to our consolidated operating income during 2011 compared to $2.8 million during 2010, an increase of $1.3 million. The increase was primarily related to decreased material costs of $0.5 million, productivity improvements of $0.2 million and decreased variable and fixed costs as a percent of sales of $0.2 million. The increase in sales volume resulted in $0.5 million of additional operating income.

Interest Income, Net

Net interest income for 2011 was $0.8 million compared to net interest income of $0.7 million for 2010. Total average cash and marketable securities for 2011, was $59.0 million compared to total average cash and marketable securities of $41.6 million for 2010. Although total cash and marketable securities increased in 2011, interest rates were at an all-time low. Interest is primarily derived from investments in corporate and municipal bonds, mutual funds, certificates of deposit, and money market funds.

Foreign Currency Transaction (Gain) Loss, Net

Net foreign currency transaction gain was $0.2 million in 2011 compared to a loss of $0.1 million in 2010. The U.S. Dollar weakened against the Euro, the Korean Won and the British Pound at times during 2011, resulting in foreign currency transaction gains at each of our international locations.

Miscellaneous (Income) Expense, Net

Miscellaneous income was $1.4 million in 2011 compared to $0.1 million in 2010. The current period amount includes a gain of $1.2 million as a result of remeasuring to fair value its 38% equity interest in HCT held before the business combination. The remaining 2011 income was related to the gain on the sale of the Chinese joint venture company.

Income Taxes

The provision for income taxes for the year ended December 31, 2011, was 34.6% of pretax income compared to a provision of 32.4% for the year ended January 1, 2011. The change was primarily due to the relative levels of income and different tax rates in effect among the countries in which the Company sells its products. The current year provision was affected by discrete items related to a reserve for uncertain tax positions from previous years. Excluding these discrete items, the effective rate would have been approximately 33.8%.

Comparison of Years Ended January 1, 2011, and January 2, 2010

Net Sales

Net sales were $150.7 million, an increase of $53.3 million, or 54.7%, compared to $97.4 million in 2009. Net sales increased 54.8% excluding the effect of exchange rates. The increase in net sales was primarily driven by increased demand in our end markets, which primarily include capital goods equipment. Price increases instituted in July 2010 accounted for approximately 1.5% of total sales. New product sales (defined as products introduced within the last five years) generally made up 10–15% of total sales in 2010.

North American sales increased 51.3% or $22.8 million, to $67.3 million in 2010, Asian sales increased 74.2% or $12.8 million, to $30.1 million in 2010, and European sales increased 46.9% or $15.2 million, to $47.7 million in 2010.

The U.S. reporting segment had sales of $94.1 million during 2010, up $34.8 million or 58.7%, compared to sales of $59.3 million during 2009. The increase was driven by demand in our end markets and the general upturn in the global economy. International sales out of the U.S. were $34.9 million during 2010, up 83.7% or $15.9 million, compared to $19.0 million during 2009. International sales out of the U.S. include sales to Europe, Africa and the Asia/Pacific region. Significant increases in sales were noted in almost all geographic regions.

The Korean reporting segment had sales of $16.3 million during 2010, up $6.3 million or 63.2%, compared to sales of $10.0 million during 2009. Currency effect increased 2010 sales by approximately $1.4 million, the majority of which occurred in the first half of the year. The remaining increase was the result of efforts to expand and diversify the customer base, in addition to increased demand from existing customers.

The German reporting segment had sales of $19.8 million during 2010, up $5.1 million or 34.9%, compared to sales of $14.7 million during 2009. The increase in sales was primarily related to demand within Germany. However, increased sales were noted throughout most of Europe. These increases were partially offset by currency effect, which reduced 2010 sales by approximately $1.0 million, most of which occurred in the second half of the year.

The U.K. reporting segment had sales of $20.6 million during 2010, up $7.1 million or 52.6%, compared to sales of $13.5 million during 2009. The increase was primarily related to sales within the U.K., and to Sweden. Currency effect reduced 2010 sales by approximately $0.4 million.

Gross Profit

Gross profit increased $30.4 million or 138.4% to $ 52.3 million in 2010, compared to $22.0 million in 2009. Gross profit as a percentage of net sales increased to 34.7% in 2010, compared to 22.5% in 2009.

During the downturn of the prior year, the Company maintained its workforce and labor and variable overhead costs became essentially fixed. By maintaining its workforce, the Company has been able to respond to the increasing demand in 2010. As sales increased across all segments, the Company has experienced productivity improvements and was able to leverage its overhead costs to generate higher gross profit.

Higher sales volume in 2010 contributed $11.4 million of the gross profit increase. The remaining increase in gross profit was attributed to productivity improvements of approximately $4.5 million, and decreases in overhead expenses as a percentage of sales of approximately $13.3 million, both of which occurred primarily in the U.S. A price increase in July 2010 added approximately $2.6 million to gross profit. The increase in gross profit was partially offset by higher material costs as a percentage of sales of $1.4 million. Additionally, 2010 amounts include higher benefit costs of approximately $1.9 million relating to the shared distribution, most of which will be paid into retirement plans.

In June 2009, the Company initiated rolling furloughs for the production workforce and a 3% salary reduction for non-production personnel. Production employees were brought back throughout the first quarter of 2010 as demand increased. In April 2010, the Company ended its employee furlough program and restored the 3% salary decrease for all U.S. employees. There was minimal impact during 2010 relating to the furloughs and salary reductions, however, there were cost savings of approximately $1.3 million in the prior year.

Selling, Engineering, and Administrative Expenses

Selling, engineering and administrative expenses in 2010 were $21.3 million, a $1.5 million, or 7.5%, increase, compared to $19.8 million in 2009. The increase is primarily related to marketing efforts in Asia of approximately $0.4 million, and additional benefits related to the shared distribution of approximately $0.8 million, most of which will be paid into retirement plans. In the prior year, the cost savings of approximately $0.9 million resulted from furlough and salary reductions.

Operating Income

Operating income increased $28.9 million or 1348.4% to $31.0 million in 2010, compared to $2.1 million in 2009, with operating margins of 20.6% and 2.2% for 2010 and 2009, respectively. Based on the Company's structure and decisions during the downturn, the increase in sales during 2010 has improved operating margins across all segments. During the downturn of the prior year, the Company maintained its workforce and labor and variable overhead costs became essentially fixed. By maintaining its workforce, the Company has been able to respond to the increasing demand. As sales increase across all segments, the Company is experiencing productivity improvements and is able to leverage its overhead costs to generate higher operating income.

The U.S. reporting segment contributed $22.0 million to our consolidated operating income during 2010 compared to an operating loss of $2.1 million during 2009, an increase of $24.2 million. The increase in the U.S. operating segment is primarily related to productivity gains and leverage of its overhead costs. Productivity gains contributed $4.5 million and decreases in variable and fixed overhead costs as a percent of sales added $13.8 million to operating income. The remaining increases in operating income were primarily from absorption of selling, engineering, and administrative expenses.

The Korean reporting segment contributed $2.2 million to our consolidated operating income during 2010 compared to $0.6 million during 2009, an increase of $1.6 million. The increase in operating income was primarily related to material costs due to the strength of the Korean Won against the U.S. Dollar for material purchases made in U.S. Dollars, and productivity improvements totaling $1.0 million. The increase in sales volume resulted in $0.4 million of additional operating income.

The German reporting segment contributed $4.0 million to our consolidated operating income during 2010 compared to $2.5 million during 2009, an increase of $1.5 million. The increase was primarily due to the absorption of selling, engineering, and administrative expenses which remained flat in whole dollars. The increase in sales volume resulted in $0.9 million of additional operating income. These amounts were offset by material costs, due to the weakening of the Euro against the U.S. Dollar for material purchases made in U.S. Dollars of $0.6 million.

The U.K. reporting segment contributed $2.8 million to our consolidated operating income during 2010 compared to $0.9 million during 2009, an increase of $1.9 million. The increase was primarily related to productivity improvements of $0.8 million and decreased variable and fixed costs as a percent of sales of $1.7 million. The increase in sales volume resulted in $0.5 million of additional operating income. These amounts were partially offset by increased material costs of $1.6 million, primarily related to product mix.

Interest Income, Net

Net interest income for 2010 was $0.7 million compared to net interest income of $0.6 million for 2009. Total average cash and marketable securities for 2010, was $41.6 million compared to total average cash and marketable securities of $36.8 million for 2009. Although total cash and marketable securities increased in 2010, interest rates were at an all-time low. Interest is primarily derived from investments in corporate and municipal bonds, mutual funds, certificates of deposit, and money market funds.

Foreign Currency Transaction Loss, Net

Net foreign currency transaction loss was $0.1 million in 2010 compared to $0.3 million in 2009. The U.S. Dollar strengthened against the Euro, the Korean Won and the British Pound at times during 2010 resulting in minimal foreign currency transaction losses at each of our international locations.

Miscellaneous (Income) Expense, Net

Miscellaneous income was $0.1 million in 2010 compared to expense of $0.4 million in 2009. The increase is primarily related to equity method investment earnings.

Income Taxes

The provision for income taxes for the year ended January 1, 2011, was 32.4% of pretax income compared to a provision of 8.0% for the year ended January 2, 2010. The change was primarily due to the relative levels of income and different tax rates in effect among the countries in which the Company sells its products. The prior year provision includes a tax benefit for losses recognized in the U.S.

Liquidity and Capital Resources

Historically, the Company's primary source of capital has been cash generated from operations, although short-term fluctuations in working capital requirements have been met through borrowings under revolving lines of credit as needed. The Company's principal uses of cash have been paying operating expenses, paying dividends to shareholders, making capital expenditures, and servicing debt.

Net cash flow from operations in 2011 was $49.5 million, compared to $25.1 million in 2010 and $13.7 million in 2009. The $24.5 million increase in the Company's net cash flow from operations was due primarily to the increase in net income of $16.3 million, and changes in working capital relating to accounts receivable, inventories, accounts payable and accrued expenses. Increases in inventory, accounts payable and accrued expenses are primarily related to the improved general business conditions during the period. The decrease in accounts receivable for the year is a result of the Company improving in its days sales outstanding. Days sales outstanding decreased to 29 in 2011 from 32 in 2010 and inventory turns remained constant at 10.6. Cash on hand increased $18.0 million from $33.3 million in 2010 to $51.3 million in 2011. Investments in marketable securities increased $10.2 million from $11.6 million in 2010 to $21.8 million in 2011. The $11.4 million increase in the Company's net cash flow from operations in 2010 was due primarily to the increase in net income of $19.5 million.

Capital expenditures, consisting primarily of purchases of machinery and equipment, were $6.1 million in 2011, compared to $3.9 million in 2010 and $3.4 million in 2009. Also included in capital expenditures for the year ended December 31, 2011 was a building expansion of $1.0 million and an infrastructure utility building of $3.0 million. Included in capital expenditures for the year ended January 2, 2010 was a land purchase equal to $1.7 million.

The Company continues to be watchful of both its capability and capacity, and recognizes that additional capacity may be required as the expansion of this business cycle and its market share gains continue. In January 2012, the Company applied for permitting to begin site preparation for a planned expansion on property the Company currently owns. By completing site preparation work now, Sun will be in position to begin construction, when ready and without delay. However, no decision has been made regarding the timing of the start of the construction phase. The new facility, when completed, will have 60,000 square feet of manufacturing and 16,000 square feet of office space. The total investment, including the completed infrastructure utility building and site work, is estimated to be approximately $16.0 million.

At this time, capital expenditures for 2012 are estimated to be $10 million, which include approximately $3 million for site preparation, and $2 million for an expansion and update of our U.K. facility. The remaining expenditures consist of purchases of machinery and equipment.

Effective August 1, 2011, the Company completed a credit and security agreement in the U.S. with Fifth Third Bank (the "Bank"). The new agreement provides for three separate credit facilities totaling $50 million.

Facility A is a $15 million unsecured revolving line of credit and requires monthly payments of interest. Facility A has a floating interest rate of 1.45% over the 30-day LIBOR Rate (as defined).

Facility B is an accordion feature to increase the revolving line of credit to a $35 million secured revolving line of credit. Facility B will be secured by the Company's U.S. assets, including its manufacturing facilities, and requires monthly payments of interest. Facility B will bear interest at the 30-day LIBOR Rate or the Bank's Base Rate (as defined), at the Company's discretion, plus a margin based on the Borrower's Funded Debt to EBITDA Leverage Ratio (as defined). The LIBOR Margin ranges from 1.45% to 2.25% and the Bank's Base Rate ranges from -0.25% to 0.00%.

Facility C is a $15 million construction and term loan. Facility C requires monthly payments of interest for the first 24 months and monthly payments of principal plus accrued interest for 60 months based upon a 15 year amortization schedule. The Construction Loan bears interest at the 30-day LIBOR Rate or the Bank's Base Rate, at the Company's discretion, plus a margin based on the Borrower's Funded Debt to EBITDA Leverage Ratio. The LIBOR Margin ranges from 1.65% to 2.45% and the Bank's Base Rate ranges from -0.05% to 0.20%.

Facility A or Facility B (if activated) is payable in full on August 1, 2016. Facility C is payable seven years after the closing of the facility. Maturity may be accelerated by the Bank upon an Event of Default (as defined). Prepayment may be made without penalty or premium at any time upon the required notice to the Bank.

Facility A is subject to debt covenants (capitalized terms are defined therein) including: 1) Minimum Tangible Net Worth of not less than $92 million, increased annually by 50% of Net Income, and 2) Minimum EBITDA of not less than $5 million; and requires the Company to maintain its primary domestic deposit accounts with the Bank.

If Facility B or Facility C is activated, covenant 2 above will automatically terminate and two additional covenants will be required: 1) Funded Debt to EBITDA ratio equal to or less than 3.0:1.0, and 2) EBIT to Interest Expense ratio of not less than 2.5:1.0.

As a result of the acquisition of HCT on September 27, 2011, the Company acquired a line of credit equal to $100,000. Interest on the line of credit is equal to Prime plus 5%. The Company cancelled this line of credit in the fourth quarter.

The Company declared the following regular quarterly dividends to shareholders of record on the last calendar day of the respective quarter:

	2011	2010	2009
First quarter	**$0.060**	$0.060	$0.060
Second quarter	**0.090**	0.060	0.060
Third quarter	**0.090**	0.060	0.060
Fourth quarter	**0.090**	0.060	0.060

These dividends were paid on the 15th day of each month following the date of declaration.

In addition to the regular quarterly dividends, the Company declared shared distribution cash dividends in 2011 and 2009, equal to $0.07 and $0.06, respectively. The 2011 dividend was paid on March 31, 2011 to shareholders of record as of March 15, 2011, and the 2009 dividend was paid on March 31, 2009, to shareholders of record as of March 15, 2009.

In 2010, the Company also declared a one-time special cash dividend of $0.33 per share, paid on November 30, 2010, to shareholders of record as of November 15, 2010.

The Board of Directors has declared a shared distribution cash dividend of $0.12 per share, payable on March 31, 2012, to shareholders of record as of March 22, 2012. The shared distribution was introduced in 2008 as a way to reward both shareholders and employees when the Company has a successful year. Additionally, the Company's board of directors declared a first quarter 2012 cash dividend of $0.09 per share payable on April 15, 2012, to shareholders of record as of March 31, 2012.

The declaration and payment of future dividends is subject to the sole discretion of the Board of Directors, and any determination as to the payment of future dividends will depend upon the Company's profitability, financial condition, capital needs, acquisition opportunities, future prospects and other factors deemed pertinent by the board of directors.

The Company believes that cash generated from operations and its borrowing availability under the revolving Line of Credit will be sufficient to satisfy the Company's operating expenses and capital expenditures for the foreseeable future. In the event that economic conditions were to severely worsen for a protracted period of time, the Company would have several options available to ensure liquidity in addition to increased borrowing. Capital expenditures could be postponed since they primarily pertain to long-term improvements in operations. Additional operating expense reductions also could be made. Finally, the dividend to shareholders could be reduced or suspended.

OTHER MATERIAL COMMITMENTS. Our contractual obligations and debt obligations as of December 31, 2011, are summarized in the table below (in thousands):

	Payments due by Period				
Contractual Obligations	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Operating leases	$ 36	$36	$ —	$—	$—
Other long-term liabilities[1]	1,149	—	1,149	—	—
Total contractual obligations	$1,185	$36	$1,149	$—	$—

(1) Other long-term liabilities consist of deferred compensation of $1,149. Deferred compensation relates to Director compensation for attendance at Board meetings. Amounts will be paid upon an individual ceasing to be a Director of the Company or earlier dates selected by the Director as provided in the deferred compensation plan.

Critical Accounting Policies and Estimates

The Company currently only applies judgment and estimates which may have a material effect on the eventual outcome of assets, liabilities, revenues and expenses for impairment of long-lived assets, inventory, goodwill, accruals, and income taxes. The following explains the basis and the procedure for each account where judgment and estimates are applied.

Revenue Recognition

The Company reports revenues, net of sales incentives, when title passes and risk of loss transfers to the customer. The effect of material non-recurring events related to product liabilities is provided for when they become known. The Company has not experienced any material product liabilities in the past.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to future net cash flows the asset is expected to generate. If such assets are considered impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value.

Inventory

The Company offers a wide variety of standard products and as a matter of policy does not discontinue products. On an ongoing basis, component parts found to be obsolete through design or process changes are disposed of and charged to material cost. The Company reviews on-hand balances of products and component parts against specific criteria. Products and component parts without usage or that have excess quantities on hand are evaluated. An inventory reserve is then established for the full inventory carrying value of those products and component parts deemed to be obsolete or slow moving. See Note 5 to the Financial Statements for inventory reserve amounts.

Goodwill
The Company acquired its Korean operations in September 1998 using the purchase method. As a result, goodwill is reflected on the Consolidated Balance Sheet. A valuation using a discounted cash flow method was performed at December 31, 2011, and January 1, 2011. It was determined that the value of the goodwill was not impaired. Goodwill arising from the acquisition of HCT on September 27, 2011, consisting of the value of the workforce, synergies and competitive advantages obtained as a result of the acquisition, is reflected on the Consolidated Balance Sheet. There have been no events or changes in circumstances that would indicate impairment since the valuation at the time of purchase. There is no assurance that the value of these acquired companies will not decrease in the future due to changing business conditions. See Note 7 to the Financial Statements for goodwill amounts.

Accruals
The Company makes estimates related to certain employee benefits and miscellaneous accruals. Estimates for employee benefit accruals are based on management's assessment of estimated liabilities related to workers' compensation, health care benefits and annual contributions to an employee stock ownership plan ("ESOP"), established in 2004 as part of the Company's retirement plan. Estimates for miscellaneous accruals are based on management's assessment of estimated liabilities for costs incurred.

The Company accrues for health care benefit costs under a self-funded plan. The Company purchases re-insurance for both specific and aggregate stop losses on claims that exceed $115 thousand on an individual basis and approximately $7.6 million on an aggregate basis.

Income Taxes
The Company's income tax policy provides for a liability approach under which deferred income taxes are provided for based upon enacted tax laws and rates applicable to the periods in which the taxes become payable. These differences result from items reported differently for financial reporting and income tax purposes, primarily depreciation, accrued expenses and reserves.

The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes potential interest and penalties related to its unrecognized tax benefits in income tax expense. The Company files U.S. federal income tax returns as well as income tax returns in various states and foreign jurisdictions. The Company is no longer subject to income tax examinations by tax authorities for years prior to 2004 for the majority of tax jurisdictions.

The Company's federal returns are currently under examination by the Internal Revenue Service (IRS) in the United States for the periods 2004 through 2009. Audit outcomes and the timing of audit settlements are subject to significant uncertainty. It is reasonably possible that within the next twelve months the Company will resolve some or all of the matters presently under consideration for 2004 through 2009 with the IRS and that there could be significant increases or decreases to unrecognized tax benefits. See Note 14 to the Financial Statements for income tax amounts, including reserves.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued guidance amending certain fair value measurement and disclosure requirements in U.S. GAAP and IFRS. The amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments are intended to create comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles and International Financial Reporting Standards. This guidance is effective for interim and annual periods beginning after December 15, 2011. The Company does not expect material financial statement implications relating to the adoption of this guidance.

In June 2011, the FASB issued guidance amending the presentation of comprehensive income. This amends existing guidance by allowing only two options for presenting the components of net income and other comprehensive income: (1) in a single continuous financial statement, statement of comprehensive income or (2) in two separate but consecutive financial statements, consisting of an income statement followed by a separate statement of other comprehensive income. Also, items that are reclassified from other comprehensive income to net income must be presented on the face of the financial statements. The guidance requires retrospective application, and it is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. We believe the adoption of this update will change the order in which certain financial statements are presented and provide additional detail on those financial statements when applicable, but will not have any other material impact on our consolidated financial statements. In December 2011, the FASB issued another amendment to defer certain requirements from the June 2011 guidance that relate to the presentation of reclassification adjustments. The amendments will allow the FASB time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. We are in the process of evaluating the disclosure impact of this guidance.

In September 2011, the FASB amended the guidance on the annual testing of goodwill for impairment. The amended guidance will allow companies to assess qualitative factors to determine if it is more-likely-than-not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. This guidance will be effective for the Company's fiscal year ending December 30, 2012, with early adoption permitted. The Company has determined that this new guidance will not have a material impact on its consolidated financial statements.

Off Balance Sheet Arrangements

The Company does not engage in any off balance sheet financing arrangements. In particular, the Company does not have any material interest in variable interest entities, which include special purpose entities and structured finance entities.

The Company uses the equity method of accounting to account for its investment in WhiteOak. The Company does not have a majority ownership in or exercise control over the entity. This investment was not material to the financial statements of the Company at December 31, 2011.

Seasonality

The Company generally has experienced increased sales during the second quarter of the year, largely as a result of the order patterns of our customers. As a result, the Company's second quarter net sales, income from operations and net income historically are the highest of any quarter during the year. However, due to the economic conditions of the past two years, this pattern was not evident in 2010 and 2009.

Inflation

The impact of inflation on the Company's operating results has been moderate in recent years, reflecting generally lower rates of inflation in the economy. While inflation has not had, and the Company does not expect that it will have, a material impact upon operating results, there is no assurance that the Company's business will not be affected by inflation in the future.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk from changes in interest rates on borrowed funds, which could affect its results of operations and financial condition. The Company's interest rate on its debt financing remains variable based upon the Company's leverage ratio. The Company had no variable-rate debt outstanding at December 31, 2011, and January 1, 2011.

The Company's exposure to foreign currency exchange fluctuations relates primarily to the direct investment in its facilities in the United Kingdom, Germany, and Korea. The Company does not use financial instruments to hedge foreign currency exchange rate changes.

Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

MARKET INFORMATION

The Common Stock of the Company has been trading publicly under the symbol SNHY on the Nasdaq Global Select Market since the Company's initial public offering on January 9, 1997. The following table sets forth the high and low closing sale prices of the Company's Common Stock as reported by the Nasdaq Global Select Market and the dividends declared for the periods indicated.

	High	Low	Dividends declared
2011			
First quarter	**$30.100**	**$22.870**	**0.133**
Second quarter	**35.080**	**27.650**	**0.090**
Third quarter	**33.570**	**20.380**	**0.090**
Fourth quarter	**30.600**	**19.430**	**0.090**
2010			
First quarter	$19.687	$13.907	0.060
Second quarter	21.067	15.267	0.060
Third quarter	19.300	14.867	0.060
Fourth quarter	25.600	18.373	0.393

HOLDERS

There were 137 shareholders of record of Common Stock on April 9, 2012. The number of record holders was determined from the records of the Company's transfer agent and does not include beneficial owners of Common Stock whose shares are held in the names of securities brokers, dealers, and registered clearing agencies. The Company believes that there are approximately 8,000 beneficial owners of Common Stock.

DIVIDENDS

Quarterly dividends were paid on the 15th day of each month following the date of declaration. Additionally, the Company declared a shared distribution cash dividend of $0.07 per share that was paid on March 31, 2011, to shareholders of record as of March 15, 2011. In 2010, the Company declared a one-time special cash dividend of $0.50 per share that was paid on November 30, 2010, to shareholders of record as of November 15, 2010. The Company's board of directors has also declared a shared distribution cash dividend of $0.12 per share, payable on March 31, 2012, to shareholders of record as of March 22, 2012.

Additionally, the Company's board of directors declared a first quarter 2012 cash dividend of $0.09 per share payable on April 15, 2012, to shareholders of record as of March 31, 2012.

The Company's board of directors currently intends to continue to pay a quarterly dividend of $0.09 per share during 2012. However, the declaration and payment of future dividends is subject to the sole discretion of the board of directors, and any determination as to the payment of future dividends will depend upon the Company's profitability, financial condition, capital needs, acquisition opportunities, future prospects and other factors deemed pertinent by the board of directors.

STOCK SPLIT

On June 9, 2011, the Company declared a three-for-two stock split, effected in the form of a 50% stock dividend, to shareholders of record on June 30, 2011, payable on July 15, 2011. The Company issued approximately 8,500,000 shares of common stock as a result of the stock split.

On June 19, 2007, the Company declared a three-for-two stock split, effected in the form of a 50% stock dividend, to shareholders of record on June 30, 2007, which was paid on July 15, 2007. The Company issued approximately 5,500,000 shares of common stock as a result of the stock split.

The effect of these stock splits on outstanding shares, earnings per share and dividends per share has been retroactively applied to all periods presented.

EQUITY COMPENSATION PLANS

Information called for by Item 5 is provided in Note 15 of our 2011 Audited Financial Statements (Item 8 of this report).

ISSUER PURCHASES OF EQUITY SECURITIES

The Company did not repurchase any of its stock during the fourth quarter of 2011.

Five-Year Stock Performance Graph

The following graph compares total cumulative return among Sun, the Russell 2000 Index and the Value Line Machinery Group, from December 30, 2006, to December 31, 2011, assuming $100 invested in each on December 30, 2006. Total return assumes reinvestment of any dividends for all companies considered within the comparison. The stock price performance shown in the graph is not necessarily indicative of future price performance.

Comparison of 5-Year Cumulative Total Return*

Among Sun Hydraulics Corporation, the Russell 2000 Index and Value Line Machinery Industry Group



$350
300
250
200
150
100
50
0
12/30/06
12/29/07
12/27/08
01/02/10
01/01/11
12/31/11
Sun Hydraulics Corporation
Russell 2000 Index
Value Line Machinery Industry Group

\$100 invested on 12/30/06 in stock or index, including reinvestment of dividends.

	12/30/06	12/29/07	12/27/08	1/2/10	1/1/11	**12/31/11**
Sun Hydraulics Corporation	$100.00	$185.89	$135.03	$202.67	$300.11	**$283.39**
Russell 2000 Index	100.00	99.17	62.17	82.89	105.14	**100.75**
Value Line Machinery Industry Group	100.00	142.51	82.67	130.02	216.24	**246.15**

Forward-Looking Statements

This Annual Report contains "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) that are based on current expectations, estimates, forecasts, and projections about us, our beliefs, and assumptions made by us, including (i) our strategies regarding growth, including our intention to develop new products; (ii) our financing plans; (iii) trends affecting our financial condition or results of operations; (iv) our ability to continue to control costs and to meet our liquidity and other financing needs; (v) the declaration and payment of dividends; and (vi) our ability to respond to changes in customer demand domestically and internationally, including as a result of standardization. In addition, we may make other written or oral statements, which constitute forward-looking statements, from time to time. Words such as "may," "expects," "projects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words, and similar expressions are intended to identify such forward-looking statements. Similarly, statements that describe our future plans, objectives or goals also are forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including those discussed below and elsewhere in this report. Our actual results may differ materially from what is expressed or forecasted in such forward-looking statements, and undue reliance should not be placed on such statements. All forward-looking statements are made as of the date hereof, and we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Factors that could cause actual results to differ materially from what is expressed or forecasted in such forward-looking statements include, but are not limited to: (i) conditions in the capital markets, including the interest rate environment and the availability of capital; (ii) changes in the competitive marketplace that could affect our revenue and/or cost bases, such as increased competition, lack of qualified engineering, marketing, management or other personnel, and increased labor and raw materials costs; (iii) new product introductions, product sales mix and the geographic mix of sales nationally and internationally. Further information relating to factors that could cause actual results to differ from those anticipated is included but not limited to information under the headings Item 1 "Business," Item 1A. "Risk Factors" and Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Form 10-K for the year ended December 31, 2011. The Company disclaims any intention or obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of Sun Hydraulics Corporation

We have audited the accompanying consolidated balance sheets of Sun Hydraulics Corporation (a Florida corporation) and subsidiaries (collectively, the Company) as of December 31, 2011 and January 1, 2011, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the two year period ended December 31, 2011. We also have audited Sun Hydraulics Corporation and subsidiaries' internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures of the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. The Company's management has not conducted an assessment of internal control over financial reporting for High Country Tek ("HCT"), which was acquired in September 2011. As such, our audit of internal control over financial reporting did not include this acquisition. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sun Hydraulics Corporation and subsidiaries as of December 31, 2011 and January 1, 2011, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Sun Hydraulics Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).



March 12, 2012
Clearwater, Florida

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of Sun Hydraulics Corporation

We have audited the accompanying consolidated financial statements of operations, shareholders' equity and comprehensive income, and cash flows of Sun Hydraulics Corporation (a Florida corporation) and subsidiaries for the year ended January 2, 2010. The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements of operations, stockholders' equity and comprehensive income, and cash flows referred to above present fairly, in all material respects, the results of operations of Sun Hydraulics Corporation and subsidiaries for the year ended January 2, 2010 in conformity with accounting principles generally accepted in the United States of America.

Kirkland, Russ, Murphy & Tapp PA

March 12, 2010
Clearwater, Florida

Consolidated Balance Sheets

(in thousands, except for share information)	**December 31, 2011**	January 1, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 51,262**	$ 33,206
Restricted cash	**46**	131
Accounts receivable, net of allowance for doubtful accounts of $83 and $82	**16,227**	16,399
Inventories	**12,829**	10,773
Income taxes receivable	**120**	1,154
Deferred income taxes	**260**	446
Marketable securities	**21,832**	11,614
Other current assets	**1,354**	2,556
Total current assets	**103,930**	76,279
Property, plant and equipment, net	**56,959**	53,127
Other assets	**6,639**	2,628
Total assets	**$167,528**	$132,034
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 4,402**	$ 3,348
Accrued expenses and other liabilities	**7,466**	5,250
Dividends payable	**2,318**	1,531
Total current liabilities	**14,186**	10,129
Deferred income taxes	**6,917**	5,684
Other noncurrent liabilities	**1,149**	1,197
Total liabilities	**22,252**	17,010
Commitments and contingencies (Note 19)	**—**	—
Shareholders' equity:		
Preferred stock, 2,000,000 shares authorized, par value $0.001, no shares outstanding	**—**	—
Common stock, 40,000,000 shares authorized, par value $0.001, 25,756,442 and 25,522,568 shares outstanding	**26**	26
Capital in excess of par value	**48,944**	44,001
Retained earnings	**98,426**	71,132
Accumulated other comprehensive income (loss)	**(2,120)**	(135)
Total shareholders' equity	**145,276**	115,024
Total liabilities and shareholders' equity	**$167,528**	$132,034

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

Consolidated Statements of Operations

	For the year ended		
	December 31, 2011	January 1, 2011	January 2, 2010
(in thousands, except per share data)			
Net sales	**$204,171**	$150,695	$97,393
Cost of sales	**124,956**	98,352	75,436
Gross profit	**79,215**	52,343	21,957
Selling, engineering and administrative expenses	**23,946**	21,304	19,814
Operating income	**55,269**	31,039	2,143
Interest income, net	**(775)**	(653)	(562)
Foreign currency transaction (gain) loss, net	**(161)**	106	265
Miscellaneous (income) expense, net	**(1,381)**	(57)	423
Income before income taxes	**57,586**	31,643	2,017
Income tax provision	**19,909**	10,243	161
Net income	**$ 37,677**	$ 21,400	$ 1,856
Basic net income per common share	**$ 1.47**	$ 0.84	$ 0.07
Weighted average basic shares outstanding	**25,642**	25,428	25,256
Diluted net income per common share	**$ 1.47**	$ 0.84	$ 0.07
Weighted average diluted shares outstanding	**25,684**	25,478	25,305
Dividends declared per share	**$ 0.403**	$ 0.573	$ 0.300

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

Consolidated Statement of Shareholders' Equity and Comprehensive Income

(in thousands)	Preferred shares	Preferred stock	Common shares	Common stock	Capital in excess of par value	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balance, December 27, 2008	—	$—	24,986	$26	$ 38,042	$ 70,090	$(1,602)	$106,556
Shares issued, Restricted Stock			60					—
Shares issued, Other Comp			6					—
Shares issued, Stock Options			5		11			11
Shares issued, ESPP			43		392			392
Shares issued, ESOP			299		2,796			2,796
Stock-based compensation					960			960
Tax benefit of stock-based compensation					9			9
Dividends issued						(7,572)		(7,572)
Comprehensive income (loss):								
Net income						1,856		1,856
Unrealized gain on available for sale securities							116	116
Foreign currency translation adjustments							2,490	2,490
Comprehensive income (loss):								4,462
Balance, January 2, 2010	—	$—	25,399	$26	$ 42,210	$ 64,374	$ 1,004	$107,614
Shares issued, Restricted Stock			69					—
Shares issued, Other Comp			8					—
Shares issued, Stock Options			15		44			44
Shares issued, ESPP			32		423			423
Stock-based compensation					1,149			1,149
Tax benefit of stock-based compensation					175			175
Dividends issued						(14,642)		(14,642)
Comprehensive income (loss):								—
Net income						21,400		21,400
Unrealized gain on available for sale securities							(59)	(59)
Foreign currency translation adjustments							(1,080)	(1,080)
Comprehensive income (loss):								20,261
Balance, January 1, 2011	—	$—	25,523	$26	$ 44,001	$ 71,132	$ (135)	$115,024
Shares issued, Restricted Stock			88					—
Shares issued, Other Comp			14					—
Shares issued, Stock Options			9		61			61
Shares issued, ESPP			29		574			574
Shares issued, shared distribution			93		2,412			2,412
Stock-based compensation					1,752			1,752
Tax benefit of stock-based compensation					144			144
Dividends issued						(10,383)		(10,383)
Comprehensive income (loss):								
Net income						37,677		37,677
Unrealized loss on available for sale securities							(549)	(549)
Foreign currency translation adjustments							(1,436)	(1,436)
Comprehensive income (loss):								35,692
Balance, December 31, 2011	**—**	**$—**	**25,756**	**$26**	**$ 48,944**	**$ 98,426**	**$(2,120)**	**$145,276**

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

Consolidated Statements of Cash Flows

	For the year ended		
	December 31, 2011	January 1, 2011	January 2, 2010
(in thousands)			
Cash flows from operating activities:			
Net income	**$ 37,677**	$ 21,400	$ 1,856
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**6,721**	6,873	6,968
(Gain) loss on disposal of assets	**(32)**	(43)	30
Gain on investment in HCT	**(1,244)**	—	—
Stock-based compensation expense	**1,752**	1,149	960
Deferred director and phantom stock unit expense (income)	**(22)**	557	398
Stock compensation income tax benefit	**(144)**	(175)	(9)
Allowance for doubtful accounts	**1**	(8)	(2)
Provision for slow moving inventory	**(19)**	(159)	(41)
Provision for deferred income taxes	**1,419**	622	4
(Increase) decrease in:			
Accounts receivable	**741**	(6,442)	2,555
Inventories	**(1,593)**	(2,815)	2,202
Income tax receivable	**1,178**	506	(123)
Other current assets	**(662)**	(759)	(507)
Other assets, net	**(1,081)**	750	560
Increase (decrease) in:			
Accounts payable	**499**	861	(816)
Accrued expenses and other liabilities	**4,390**	2,775	(672)
Other noncurrent liabilities	**(37)**	(2)	304
Net cash from operating activities	**49,544**	25,090	13,667
Cash flows from investing activities:			
Sale of China joint venture	**1,451**	—	—
Investment in HCT	**(1,776)**	—	—
Capital expenditures	**(10,143)**	(3,856)	(5,096)
Proceeds from dispositions of equipment	**35**	175	—
Purchases of marketable securities	**(18,405)**	(14,175)	(10,600)
Proceeds from sale of marketable securities	**7,517**	10,230	2,863
Net cash used in investing activities	**(21,321)**	(7,626)	(12,833)
Cash flows from financing activities:			
Repayment of debt	**(100)**	—	(261)
Proceeds from exercise of stock options	**61**	44	11
Stock compensation income tax benefit	**144**	175	9
Proceeds from stock issued	**574**	423	392
Dividends to shareholders	**(9,596)**	(14,635)	(7,547)
Net cash used in financing activities	**(8,917)**	(13,993)	(7,396)
Effect of exchange rate changes on cash and cash equivalents	**(1,335)**	(580)	1,705
Net increase (decrease) in restricted cash	**(85)**	(1)	5
Net increase (decrease) in cash and cash equivalents	**18,056**	2,892	(4,862)
Cash and cash equivalents and restricted cash, beginning of period	**33,337**	30,446	35,303
Cash and cash equivalents and restricted cash, end of period	**$ 51,308**	$ 33,337	$ 30,446
Supplemental disclosure of cash flow information:			
Cash paid:			
Interest	**$ —**	$ —	$ 9
Income taxes	**$ 17,456**	$ 9,290	$ 289
Supplemental disclosure of noncash transactions:			
Common stock issued to ESOP through accrued expenses and other liabilities	**$ 2,412**	$ —	$ 2,796
Unrealized gain (loss) on available for sale securities	**$ (549)**	$ (59)	$ 116

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

1. BUSINESS

Sun Hydraulics Corporation, and its wholly-owned subsidiaries and joint ventures, design, manufacture, and sell screw-in cartridge valves and manifolds used in hydraulic systems. The Company has facilities in the United States, the United Kingdom, Germany, Korea, France, and China. Sun Hydraulics Corporation ("Sun Hydraulics"), with its main offices located in Sarasota, Florida, designs, manufactures, and sells primarily through distributors. Sun Hydraulik Holdings Limited ("Sun Holdings"), a wholly-owned subsidiary of Sun Hydraulics, was formed to provide a holding company for the European market operations; its wholly-owned subsidiaries are Sun Hydraulics Limited (a British corporation, "Sun Ltd.") and Sun Hydraulik GmbH (a German corporation, "Sun GmbH"). Sun Ltd. operates a manufacturing and distribution facility located in Coventry, England, and Sun GmbH operates a manufacturing and distribution facility located in Erkelenz, Germany. Sun Hydraulics Korea Corporation ("Sun Korea"), a wholly-owned subsidiary of Sun Hydraulics, located in Inchon, South Korea, operates a manufacturing and distribution facility. Sun Hydraulics, SARL ("Sun France"), a wholly-owned subsidiary of Sun Hydraulics, located in Bordeaux, France, was dissolved in November 2011. Concurrently, Sun Hydraulics opened a liaison office in France to service this market. Sun Hydraulics established Sun Hydraulics China Co., Ltd., a representative office, in Shanghai in January 2011, to develop new business opportunities in the Chinese market. Sun Hydraulics (India) a liaison office in Bangalore, India is used to develop new business opportunities in the Indian market. WhiteOak Controls, Inc. ("WhiteOak"), a 40% equity method investment, located in Mediapolis, Iowa, designs and produces complementary electronic control products. On September 27, 2011, Sun Hydraulics purchased the outstanding shares of High Country Tek, Inc. ("HCT") it did not already own. HCT is located in Nevada City, California, and designs and manufacturers ruggedized electronic/hydraulic control solutions for mobile equipment markets (see Note 9).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts and operations of Sun Hydraulics and its direct and indirect subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. The Company uses the equity method of accounting for its investment in WhiteOak. The Company does not have a majority ownership in or exercise control over this entity.

Critical Accounting Policies and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are used in the determination of impairment of long-lived assets, inventory, goodwill, accruals, and income taxes.

Cash and Cash Equivalents

The Company considers all short-term highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company sells to most of its customers on a recurring basis, primarily through distributors with which the Company maintains long-term relationships. As a result, bad debt experience has not been material. The allowance for doubtful accounts is determined on a specific identification basis by a review of those accounts that are significantly in arrears. There can be no assurance that a distributor or a large direct sale customer with overdue accounts receivable balances will not develop financial difficulties and default on payment. See the consolidated balance sheets for allowance amounts.

Inventory

Inventories are valued at the lower of cost or market, with cost determined on a first-in, first-out basis. The Company offers a wide variety of standard products and as a matter of policy does not discontinue products. On an ongoing basis, component parts found to be obsolete through design or process changes are disposed of and charged to material cost. The Company reviews on-hand balances of products and component parts against specific criteria. Products and component parts without usage or that have excess quantities on hand are evaluated. An inventory reserve is then established for the full inventory carrying value of those products and component parts deemed to be obsolete or slow moving. See Note 5 to the Financial Statements for inventory reserve amounts.

Property, Plant and Equipment

Property, plant and equipment is stated at cost. Expenditures for repairs and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Repairs and maintenance are expensed as incurred. Depreciation is computed using the straight line method over the following useful lives:

	Years
Computer equipment	3–5
Machinery and equipment	4–12
Furniture and fixtures	4–10
Leasehold and land improvements	5–15
Buildings	40

Gains or losses on the retirement, sale, or disposition of property, plant, and equipment are reflected in the Consolidated Statement of Operations in the period in which the assets are taken out of service.

Goodwill

Goodwill, which represents the excess of the purchase price of acquisition over the fair value of the net assets acquired and other acquisition costs, is carried at cost. Goodwill is not amortized by the Company. Instead, goodwill is reviewed for impairment on an annual basis, or more frequently if events or circumstances indicate possible impairment.

The Company acquired its Korean operations in September 1998 using the purchase method. As a result, goodwill is reflected on the consolidated balance sheet. A valuation using a discounted cash flow method was performed at December 31, 2011 and January 1, 2011. It was determined that the value of the goodwill was not impaired. Goodwill arising from the acquisition of HCT on September 27, 2011, consisting of the value of the workforce, synergies and competitive advantages obtained as a result of the acquisition is reflected on the consolidated balance sheet. There have been no events or changes in circumstances that would indicate impairment since the valuation of HCT at the time of purchase. There is no assurance that the value of the acquired company will not decrease in the future due to changing business conditions. See Note 7 to the Financial Statements for goodwill amounts.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to future net cash flows the asset is expected to generate. If such assets are considered impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair market value.

Accruals

The Company makes estimates related to certain employee benefits and miscellaneous accruals. Estimates for employee benefit accruals are based on management's assessment of estimated liabilities related to workers' compensation, health care benefits and annual contributions to an employee stock ownership plan ("ESOP"), established in 2004 as part of the Company's retirement plan. Estimates for miscellaneous accruals are based on management's assessment of estimated liabilities for costs incurred.

The Company accrues for health care benefit costs under a self-funded plan. The Company purchases re-insurance for both specific and aggregate stop losses on claims that exceed $115 on an individual basis and approximately $7,600 on an aggregate basis.

Revenue Recognition

The Company reports revenues, net of sales incentives, when title passes and risk of loss transfers to the customer. The effect of material non-recurring events is provided for when they become known. The Company has not experienced any material product liabilities in the past.

Shipping and Handling Costs

Shipping and handling costs billed to distributors and customers are recorded in revenue. Shipping costs incurred by the Company are recorded in cost of goods sold.

Foreign Currency Translation and Transactions

The Pound Sterling is the functional currency of Sun Ltd. The Euro is the functional currency of Sun GmbH. The South Korean Won is the functional currency of Sun Korea. The U.S. Dollar is the functional currency for Sun Hydraulics and the reporting currency for the consolidated group. The assets and liabilities of Sun Ltd., Sun GmbH, and Sun Korea are translated at the exchange rate in effect at the balance sheet date, and income and expense items are translated at the average annual rate of exchange for the period. The resulting unrealized translation gains and losses are included as a component of shareholders' equity designated as "accumulated other comprehensive income (loss)." Realized gains and losses from foreign currency transactions are included in the Consolidated Statement of Operations.

Income Taxes

The Company's income tax policy provides for a liability approach under which deferred income taxes are provided for based upon enacted tax laws and rates applicable to the periods in which the taxes become payable. These differences result from items reported differently for financial reporting and income tax purposes, primarily depreciation, accrued expenses and reserves.

The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes potential interest and penalties related to its unrecognized tax benefits in income tax expense.

Stock-Based Compensation

All share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense in earnings over the requisite service period. Benefits of tax deductions in excess of recognized compensation costs are reported as a financing cash inflow.

52–53 Week Fiscal Year

The Company reports on a fiscal year that ends on the Saturday closest to December 31st. Each quarter generally consists of thirteen weeks. As a result of the 2009 fiscal year ending January 2, 2010, the quarter ended January 2, 2010, consisted of fourteen weeks, resulting in a 53-week year.

Reclassification

Certain amounts shown in the 2010 and 2009 notes to the consolidated financial statements have been reclassified to conform to the current presentation.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company uses the three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1. Observable inputs such as quoted prices in active markets;

Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

At December 31, 2011, and January 1, 2011, the Company held available-for-sale securities with an aggregate fair value of $21,832 and $11,614, respectively. The Company, on a recurring basis, measures available-for-sale securities at fair value using quoted prices in active markets. Unrealized gains and losses arising from the revaluation of available-for-sale securities are included in equity within accumulated other comprehensive income (loss) in the Consolidated Balance Sheets. Realized gains and losses on sales of marketable securities are generally determined using the specific identification method, and are included in miscellaneous (income) expense in the Consolidated Statements of Operations. The net unrealized holding loss on available for sale securities amounted to $492 at December 31, 2011, and $59 at January 1, 2011. Realized gains for the year ended December 31, 2011 were $37, compared to $70 for the year ended January 1, 2011. In addition, the Company reports deferred director stock units and phantom stock units as a liability. These liabilities, on a recurring basis, are measured at fair value using quoted prices in the active market. The Company recognized income relating to those liabilities of $22 for the year ended December 31, 2011, and an expense related to those liabilities of $557 for the year ended January 1, 2011, respectively.

The Company did not have any fair value adjustments for assets and liabilities measured at fair value on a non-recurring basis during the period ended December 31, 2011 and January 1, 2011.

Assets measured at fair value on a recurring basis include the following as of December 31, 2011:

		Fair value measurements at reporting date using		
Description	December 31, 2011	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable input, (Level 3)
Available-for-sale securities	**$21,832**	**$21,832**	**$—**	**$—**

Assets measured at fair value on a recurring basis include the following as of January 1, 2011:

		Fair value measurements at reporting date using		
Description	January 1, 2011	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Available-for-sale securities	$11,614	$11,614	$—	$—

Liabilities measured at fair value on a recurring basis include the following as of December 31, 2011:

		Fair value measurements at reporting date using		
Description	December 31, 2011	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Deferred director stock units	**$1,149**	**$1,149**	**$—**	**$—**
Phantom stock units	**33**	**33**	**—**	**—**
Total	**$1,182**	**$1,182**	**$—**	**$—**

Liabilities measured at fair value on a recurring basis include the following as of January 1, 2011:

		Fair value measurements at reporting date using		
Description	January 1, 2011	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Deferred director stock units	$1,197	$1,197	$—	$—
Phantom stock units	34	34	—	—
Total	$1,231	$1,231	$—	$—

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, other current assets, accounts payable, accrued expenses and other liabilities approximate fair value based on their short-term status.

4. RESTRICTED CASH

On December 31, 2011 and January 1, 2011, the Company had restricted cash of $46 and $131, respectively. $46 and $47 of the 2011 and 2010 restricted cash balance, respectively, consisted of reserves for customs and excise taxes in the U.K. operation. The restricted amount was calculated as an estimate of two months of customs and excise taxes for items coming into the Company's U.K. operations and was held with Lloyd's TSB in the U.K. The remaining 2010 amount relates to a guarantee of VAT in our France operation. The guarantee was held with Crédit Agricole Bank in France.

5. INVENTORIES

	December 31, 2011	January 1, 2011
Raw materials	**$ 5,624**	$ 4,315
Work in process	**3,912**	3,628
Finished goods	**3,861**	3,379
Provision for slow moving inventory	**(568)**	(549)
Total	**$12,829**	$10,773

6. PROPERTY, PLANT, AND EQUIPMENT

	December 31, 2011	January 1, 2011
Machinery and equipment	**$ 78,428**	$ 75,728
Office furniture and equipment	**10,151**	9,047
Buildings	**28,074**	25,257
Leasehold and land improvements	**2,774**	2,754
Land	**7,002**	7,022
	$126,429	$119,808
Less: Accumulated depreciation	**(73,755)**	(68,648)
Construction in progress	**4,285**	1,967
Total	**$ 56,959**	$ 53,127

Depreciation expense for the years ended December 31, 2011, January 1, 2011, and January 2, 2010 totaled $6,524, $6,730, and $6,932, respectively.

7. GOODWILL AND INTANGIBLE ASSETS

The Company had $2,691 and $715 of goodwill at December 31, 2011, and January 1, 2011, respectively. Included in both balances is goodwill equal to $715 related to its acquisition of Sun Korea. The Company recognized goodwill arising from the acquisition of HCT on September 27, 2011, equal to $1,976 consisting of the value of the workforce, synergies and competitive advantages obtained as a result of the acquisition. There have been no events or changes in circumstances that would indicate impairment since the valuation at the time of purchase. Valuation models reflecting the expected future cash flow projections were used to value Sun Korea at December 31, 2011 and January 1, 2011. The analysis indicated that there was no impairment of the carrying value of the goodwill. Goodwill is held in other assets on the balance sheet.

The Company recognized $2,658 in identifiable intangible assets as a result of the acquisition of HCT on September 27, 2011. Intangible assets are held in other assets on the balance sheet. At December 31, 2011, intangible assets consisted of the following:

	Useful life (years)	Gross carrying amount	Accumulated amortization	Net carrying amount
Definite-lived intangibles:				
Trade Name	10	$ 756	$ (19)	$ 737
Technology	10	697	(187)	510
Customer Relationships	20	1,475	(18)	1,457
		$2,928	$(224)	$2,704

Total estimated amortization expense for the years 2012 through 2016 is presented below.

Year:	
2012	219
2013	219
2014	219
2015	206
2016	192
Total	$1,055

8. INVESTMENTS

On January 5, 2011, Sun Hydraulics completed the sale of its Chinese joint venture company, Sun Hydraulics Systems (Shanghai) Co., Ltd., to the joint venture partner, Links Lin, for the amount of $1,451, and recognized a gain on the sale of $366. The former joint venture company has become Sun's first authorized distributor in China. Concurrently, Sun established Sun Hydraulics China Co., Ltd., a representative office in Shanghai which now is the Company's primary operation in the country.

9. ACQUISITIONS

On November 30, 2007, Sun Hydraulics acquired shares of preferred and common stock of HCT, which represented 48% of the outstanding shares at the time of purchase. On September 27, 2011, Sun purchased the remaining preferred and common shares of HCT. HCT designs and produces encapsulated, modular, highly ruggedized digital and analog electronic controller products for the global fluid power and motion control industry. HCT's products complement Sun's electro-hydraulic line of valves providing reliable, easy, simple and accurate control of individual valves, or seamless management of systems and sub-systems.

Goodwill arising from the acquisition was $1,976 consisting of the value of the workforce, synergies and competitive advantages obtained as a result of the acquisition. Identifiable intangible assets arising from the acquisition consist of the HCT Trade Name, Patented Technology, Unpatented Technology, and Customer Relationships. These identifiable intangibles totaled $2,658, and are amortized over ten years with the exception of Customer Relationships, which are amortized over twenty years. These amounts are recorded as other assets on the consolidated balance sheet.

The following table summarizes the consideration paid for HCT and the amounts of the assets acquired and liabilities assumed, recognized at the acquisition date.

At September 27, 2011	
Consideration	
Cash	$ 1,894
Stock	12
Fair value of total consideration transferred	$ 1,906
Fair value of Sun's equity interest in HCT held before the business combination	1,472
Total	$ 3,378
Acquisition-related costs (included in selling, engineering, and administrative expenses)	40
Recognized amounts of identifiable assets acquired and liabilities assumed	
Cash	$ 130
Accounts receivable	570
Inventory	444
Property, plant, and equipment	317
Identifiable intangible assets	2,658
Other assets	210
Accounts payable and accrued expenses	(748)
Notes payable	(2,123)
Other liabilities	(56)
Total identifiable net assets	$ 1,402
Goodwill	1,976
Total	$ 3,378

Approximately half of the acquisition related costs above were incurred in the third quarter with the remainder incurred in the Company's fourth quarter. The amount of notes payable above is primarily made up of amounts due to Sun Hydraulics and eliminate upon consolidation.

Sun Hydraulics' fair value of the equity interest in HCT held before the business combination was $1,472. The fair value of the previously held equity interest was determined based on the current purchase price per the purchase agreement before the deduction for option and warrant proceeds. Sun Hydraulics recognized a gain of $1,244 as a result of remeasuring to fair value, based on the current purchase price, its 38% equity interest in HCT held before the business combination. The equity interest was diluted from the original investment as a result of warrant and option exercises. This gain is included in net miscellaneous income on the Consolidated Statement of Operations for the year ending December 31, 2011.

For the period ending October 1, 2011, the Company accounted for HCT under the equity method. The revenue and earnings for HCT included in Sun's Consolidated Statement of Operations for the year ended December 31, 2011, and the revenue and earnings of the combined entity had the acquisition date been January 2, 2011, or January 3, 2010, are:

	Revenue	Earnings
Actual from 10/02/2011–12/31/2011	$ 1,270	$ (58)
	Revenue (unaudited)	Earnings (unaudited)
Supplemental *pro forma* from 01/02/2011 to 12/31/2011	$206,968	$37,534
Supplemental *pro forma* from 01/03/2010 to 01/01/2011	$153,742	$21,075

10. OTHER ASSETS

	December 31, 2011	January 1, 2011
Goodwill	**$2,691**	$ 715
Definite-lived intangibles net of amortization of $224 and $148	**2,704**	122
Equity investment in joint venture		
Sun China	**—**	1,016
WhiteOak Controls, Inc.	**66**	40
High Country Tek, Inc.	**—**	495
Loan acquisition costs, net of amortization of $7 and $151	**79**	19
Deposits with suppliers	**33**	110
Notes receivable	**988**	—
Other	**78**	111
Total	**$6,639**	$2,628

11. ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31, 2011	January 1, 2011
Compensation and benefits	**$6,360**	$4,349
Self insurance liability	**256**	236
Other	**850**	665
Total	**$7,466**	$5,250

12. LONG-TERM DEBT

Effective August 1, 2011, the Company completed a credit and security agreement in the U.S. with Fifth Third Bank (the "Bank"). The new agreement provides for three separate credit facilities totaling $50,000.

Facility A is a $15,000 unsecured revolving line of credit and requires monthly payments of interest. Facility A has a floating interest rate of 1.45% over the 30-day LIBOR Rate (as defined).

Facility B is an accordion feature to increase the revolving line of credit to a $35,000 secured revolving line of credit. Facility B will be secured by the Company's U.S. assets, including its manufacturing facilities, and requires monthly payments of interest. Facility B will bear interest at the 30-day LIBOR Rate or the Bank's Base Rate (as defined), at the Company's discretion, plus a margin based on the Borrower's Funded Debt to EBITDA Leverage Ratio (as defined). The LIBOR Margin ranges from 1.45% to 2.25% and the Bank's Base Rate ranges from -0.25% to 0.00%.

Facility C is a $15,000 construction and term loan. Facility C requires monthly payments of interest for the first 24 months and monthly payments of principal plus accrued interest for 60 months based upon a 15 year amortization schedule. The Construction Loan bears interest at the 30-day LIBOR Rate or the Bank's Base Rate, at the Company's discretion, plus a margin based on the Borrower's Funded Debt to EBITDA Leverage Ratio. The LIBOR Margin ranges from 1.65% to 2.45% and the Bank's Base Rate ranges from -0.05% to 0.20%.

Facility A or Facility B (if activated) is payable in full on August 1, 2016. Facility C is payable seven years after the closing of the facility. Maturity may be accelerated by the Bank upon an Event of Default (as defined). Prepayment may be made without penalty or premium at any time upon the required notice to the Bank.

Facility A is subject to debt covenants (capitalized terms are defined therein) including: 1) Minimum Tangible Net Worth of not less than $92,000, increased annually by 50% of Net Income, and 2) Minimum EBITDA of not less than $5,000; and requires the Company to maintain its primary domestic deposit accounts with the bank.

If Facility B or Facility C are activated, covenant 2 above will automatically terminate and two additional covenants will be required: 1) Funded Debt to EBITDA ratio equal to or less than 3.0:1.0, and 2) EBIT to Interest Expense ratio of not less than 2.5:1.0.

As a result of the acquisition of HCT on September 27, 2011, the Company acquired a line of credit equal to $100. Interest on the line of credit is equal to Prime plus 5%. The Company cancelled this line of credit during the fourth quarter of 2011.

13. DIVIDENDS TO SHAREHOLDERS

The Company declared dividends of $10,383, $14,642, and $7,572 to shareholders in 2011, 2010, and 2009, respectively.

The Company declared the following regular quarterly dividends to shareholders of record on the last day of the respective quarter:

	2011	2010	2009
First quarter	**$0.060**	$0.060	$0.060
Second quarter	**0.090**	0.060	0.060
Third quarter	**0.090**	0.060	0.060
Fourth quarter	**0.090**	0.060	0.060

These dividends were paid on the 15th day of each month following the date of declaration.

In addition to the regular quarterly dividends, the Company declared shared distribution cash dividends in 2011 and 2009, equal to $0.07 and $0.06, respectively. The 2011 dividend was paid on March 31, 2011 to shareholders of record as of March 15, 2011, and the 2009 dividend was paid on March 31, 2009, to shareholders of record as of March 15, 2009.

In 2010, the Company also declared a one-time special cash dividend of $0.33 per share, paid on November 30, 2010, to shareholders of record as of November 15, 2010.

The Board of Directors has declared a shared distribution cash dividend of $0.12 per share, payable on March 31, 2012, to shareholders of record as of March 22, 2012. The shared distribution was introduced in 2008 as a way to reward both shareholders and employees when the Company has a successful year. Additionally, the Company's board of directors declared a first quarter 2012 cash dividend of $0.09 per share payable on April 15, 2012, to shareholders of record as of March 31, 2012.

14. INCOME TAXES

Deferred income tax assets and liabilities are provided to reflect the future tax consequences of differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.

For financial reporting purposes, income before income taxes includes the following components:

	For the year ended		
	December 31, 2011	January 1, 2011	January 2, 2010
United States	**$43,513**	$22,344	$(1,934)
Foreign	**14,073**	9,299	3,951
Total	**$57,586**	$31,643	$ 2,017

The components of the income tax provision (benefit) are as follows:

	For the year ended		
	December 31, 2011	January 1, 2011	January 2, 2010
Current tax expense (benefit):			
United States	**$14,034**	$ 7,985	$(773)
State and local	**436**	202	(46)
Foreign	**3,972**	1,434	976
Total current	**18,442**	9,621	157
Deferred tax expense (benefit):			
United States	**1,095**	469	14
State and local	**471**	263	6
Foreign	**(99)**	(110)	(16)
Total deferred	**1,467**	622	4
Total income tax provision	**$19,909**	$10,243	$ 161

The reconciliation between the effective income tax rate and the U.S. federal statutory rate is as follows:

	For the year ended		
	December 31, 2011	January 1, 2011	January 2, 2010
U.S. federal taxes at statutory rate	**$20,155**	$11,075	$ 706
Increase (decrease)			
Foreign tax credit	**(1,026)**	(227)	—
Domestic production activity deduction	**(1,075)**	(519)	—
Research and Development Tax Credit—Current Year	**(150)**	(150)	(200)
Foreign income taxed at lower rate	**(1,052)**	(584)	(424)
Nondeductible items	**1,049**	40	67
State and local taxes, net	**907**	465	(40)
Change in reserve	**440**	9	124
Other	**661**	134	(72)
Income tax provision	**$19,909**	$10,243	$ 161

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income taxes. The temporary differences that give rise to significant portions of the deferred tax assets and liabilites as of December 31, 2011 and January 1, 2011 are presented below:

	December 31, 2011	January 1, 2011
Deferred tax assets:		
Current:		
Accrued expenses and other	**$ 260**	$ 446
Total current deferred tax assets	**260**	446
Noncurrent:		
Accrued expenses and other	**2,028**	1,008
Total noncurrent deferred tax assets	**2,028**	1,008
Deferred tax liabilities:		
Noncurrent:		
Depreciation	**(8,484)**	(6,692)
Other	**(461)**	—
Total noncurrent deferred tax liabilities	**(8,945)**	(6,692)
Net noncurrent deferred tax liability	**$(6,917)**	$(5,684)

A valuation allowance to reduce the deferred tax assets reported is required if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. For the fiscal years ended 2011 and 2010, management has determined that a valuation allowance is not required.

The Company intends and has the ability to indefinitely reinvest the earnings of its non-U.S. subsidiaries, which reflect full provision for non-U.S. income taxes, to expand its international operations. These earnings relate to ongoing operations and, at December 31, 2011, cumulative earnings were approximately $45 million. Accordingly, no provision has been made for U.S. income taxes that might be payable upon repatriation of such earnings. In the event any earnings of non-U.S. subsidiaries are repatriated, the Company will provide U.S. income taxes upon repatriation of such earnings, which will be offset by applicable foreign tax credits, subject to certain limitations.

The Company prescribes a recognition threshold and measurement attribute for an uncertain tax position taken or expected to be taken in a tax return.

The following is a roll-forward of the Company's unrecognized tax benefits:

Unrecognized tax benefits—December 27, 2008	$36
Increases from positions taken during prior periods	124
Lapse of statute of limitations	—
Unrecognized tax benefits—January 2, 2010	$160
Increases from positions taken during prior periods	47
Lapse of statute of limitations	(38)
Unrecognized tax benefits—January 1, 2011	$169
Increases from positions taken during prior periods	440
Lapse of statute of limitations	—
Unrecognized tax benefits—December 31, 2011	**$609**

At December 31, 2011, the Company had an unrecognized tax benefit of $609 including accrued interest. If recognized, the unrecognized tax benefit would have a favorable effect on the effective tax rate in future periods. The Company recognizes interest and penalties related to income tax matters in income tax expense. Interest related to the unrecognized tax benefit has been recognized and included in income tax expense. Interest accrued as of December 31, 2011, is not considered material to the Company's Consolidated Financial Statements.

The Company files U.S. federal income tax returns as well as income tax returns in various states and foreign jurisdictions. The Company is no longer subject to income tax examinations by tax authorities for years prior to 2004 for the majority of tax jurisdictions.

The Company's federal returns are currently under examination by the Internal Revenue Service (IRS) in the United States for the periods 2004 through 2009. The additional reserve during the current period in the table above is primarily related to an IRS proposal from Appeals regarding the Company's research and development tax credit position. To date, there have not been any other significant proposed adjustments that have not been accounted for in the Company's financial statements.

Audit outcomes and the timing of audit settlements are subject to significant uncertainty. It is reasonably possible that within the next twelve months the Company will resolve some or all of the matters presently under consideration for 2004 through 2009 with the IRS and that there could be significant increases or decreases to unrecognized tax benefits.

15. STOCK OPTION PLANS

During 1996, the Company adopted the 1996 Stock Option Plan (the "Stock Option Plan"), which provides for the grant of incentive stock options and nonqualified stock options for the purchase of up to an aggregate of 3,375,000 shares of the Company's common stock by officers, employees and directors of the Company. Under the terms of the plan, incentive stock options may be granted to employees at an exercise price per share of not less than the fair value per common share on the date of the grant (not less than 110% of the fair value in the case of holders of more than 10% of the Company's voting stock). Nonqualified stock options may be granted at the discretion of the Company's Board of Directors. The maximum term of an option may not exceed 10 years, and options become exercisable at such times and in such installments as determined by the Board of Directors.

A summary of the Company's stock option plan for the years ended December 31, 2011, January 1, 2011, and January 2, 2010 is summarized as follows:

	Number of shares	Exercise price range	Weighted average exercise price
(share amounts are in thousands)			
Under option, December 27, 2008	29	$2.00–8.18	$3.97
(29 shares exercisable)			
Granted	—	$— – —	$ —
Exercised	(5)	$2.00–3.66	$2.44
Forfeitures	—	$— – —	$ —
Under option, January 2, 2010	24	$2.00–8.18	$4.26
(24 shares exercisable)			
Granted	—	$— – —	$ —
Exercised	(15)	$2.00–3.66	$2.80
Forfeitures	—	$— – —	$ —
Under option, January 1, 2011	9	$3.66–8.18	$6.67
(9 shares exercisable)			
Granted	—	$— – —	$ —
Exercised	(9)	$2.00–8.18	$6.67
Forfeitures	—	$— – —	$ —
Under option, December 31, 2011	**—**	**$— – —**	**$ —**
(0 shares exercisable)			

As of December 31, 2011, all options under the 1996 Plan have been exercised and the Plan is no longer active.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model using weighted average assumptions. Stock option compensation expense for the periods ended December 31, 2011, and January 1, 2011, were $0 and $6, respectively.

There were no stock options granted during 2011, 2010 and 2009.

In September 2006, the Company adopted the 2006 Stock Option Plan ("2006 Plan"), which provides for the grant of incentive stock options and nonqualified stock options for the purchase of up to an aggregate of 1,125,000 shares of the Company's common stock by officers, employees and directors of the Company. The Company adopted the 2006 Plan due to the expiration of the Company's 1996 Stock Option Plan in 2006. Under the terms of the plan, incentive stock options may be granted to employees at an exercise price per share of not less than the fair value per common share on the date of the grant (not less than 110% of the fair value in the case of holders of more than 10% of the Company's voting stock). Nonqualified stock options may be granted at the discretion of the Company's Board of Directors. The maximum term of an option may not exceed 10 years, and options become exercisable at such times and in such installments as determined by the Board of Directors. No awards have been granted under the 2006 Plan.

During 2001, the Company adopted the 2001 Restricted Stock Plan, which provides for the grant of restricted stock of up to an aggregate of 928,125 shares of the Company's common stock to officers, employees, consultants and directors of the Company. Under the terms of the plan, the minimum period before any shares become non-forfeitable may not be less than six months. Compensation cost has been measured at the date of the grant and is recognized in earnings over the period in which the shares vest. Restricted stock expense for the years ended December 31, 2011, January 1, 2011, and January 2, 2010, totaled $1,193, $880, and $794, respectively.

A summary of the Company's restricted stock plan for the years ended December 31, 2011, January 1, 2011, and January 2, 2010, is summarized as follows:

	Number of shares	Weighted average grant-date fair value
Nonvested balance at December 27, 2008	110	$14.30
Granted	61	13.98
Vested	(56)	15.24
Forfeitures	(2)	15.21
Nonvested balance at January 2, 2010	113	$14.52
Granted	69	20.74
Vested	(53)	15.60
Forfeitures	—	—
Nonvested balance at January 1, 2011	129	$17.41
Granted	88	28.41
Vested	(63)	16.04
Forfeitures	—	—
Nonvested balance at December 31, 2011	**154**	**$24.25**

The 2001 Restricted Stock Plan expired in 2011 and was replaced in September 2011 with the 2011 Equity Incentive Plan. This plan provides for the grant of up to an aggregate of 1,000,000 shares of restricted stock, restricted share units, stock appreciation rights, dividend or dividend equivalent rights, stock awards and other awards valued in whole or in part by reference to or otherwise based on the Company's common stock to officers, employees and directors of the Company. The Plan will be submitted to the Company's shareholders for approval at the 2012 Annual Meeting. The Company issued 88,238 shares under the new plan during the quarter ended December 31, 2011.

The Company has $3,213 of total unrecognized compensation cost related to restricted stock awards granted under the Plan as of December 31, 2011. That cost is expected to be recognized over a weighted average period of 1.74 years.

The Company maintains an Employee Stock Purchase Plan ("ESPP"), in which most employees are eligible to participate. Employees in the United States who choose to participate are granted an opportunity to purchase common stock at 85 percent of market value on the first or last day of the quarterly purchase period, whichever is lower. Employees in the United Kingdom are granted an opportunity to purchase common stock at market value, on the first or last day of the quarterly purchase period, whichever is lower, with the Company issuing one additional free share of common stock for each six shares purchased by the employee under the ESPP. The ESPP authorizes the issuance, and the purchase by employees, of up to 1,096,875 shares of common stock through payroll deductions. No U.S. employee is allowed to buy more than $25 of common stock in any year, based on the market value of the common stock at the beginning of the purchase period, and no U.K. employee is allowed to buy more than the lesser of £1.5 or 10% of their annual salary in any year. Employees purchased 29,056 shares at a weighted average price of $19.76, and 31,956 shares at a weighted average price of $13.24, under the ESPP during 2011 and 2010, respectively. The Company recognized $164 and $126 of compensation expense during 2011 and 2010, respectively. At December 31, 2011, 748,548 shares remained available to be issued through the ESPP.

The Company has a Nonemployee Director Equity and Deferred Compensation Plan (the "Plan"), which originally was adopted by the Board of Directors and approved by the shareholders in 2004. The Plan was amended on March 1, 2008 and was approved by the shareholders at the 2008 Annual Meeting. Under the Plan, Directors who are not officers of the Company are paid 375 shares of Company common stock and $3 in fees for attendance at each meeting of the Board of Directors, as well as each meeting of each Board Committee on which they serve when the committee meeting is not held within one day of a meeting of the Board of Directors. Additionally, the Board of Directors has the authority to increase from time to time, as it deems desirable or appropriate, the number of shares of stock awarded to all or any one or more of the Nonemployee Directors. No more than 25,000 shares of stock, in the aggregate, may be issued under the Plan during any single calendar year. Committee Chairmen currently receive additional fees equal to 25% of normal compensation and the Chairman of the Board is paid twice the amount of normal compensation, with such additional compensation payable in Company common stock.

Directors may elect under the Plan to receive all or part of their cash fees in Company stock and to defer receipt of their fees until a subsequent year. The Plan authorizes the issuance of up to 270,000 shares of common stock.

Directors were granted 14,936 and 16,342 shares during 2011 and 2010, respectively. At December 31, 2011, there were 49,032 deferred stock units outstanding. Deferred stock units are treated as liabilities. The Company recognized director stock compensation expense of $264 and $630, for 2011 and 2010, respectively. At December 31, 2011, 183,300 shares remained available to be issued through the Plan.

16. EARNINGS PER SHARE

The following table represents the computation of basic and diluted net income per common share (in thousands, except per share data):

	December 31, 2011	January 1, 2011	January 2, 2010
Net income	**$37,677**	$21,400	$ 1,856
Basic weighted average number of common shares outstanding	**25,642**	25,428	25,256
Basic net income per common share	**$ 1.47**	$ 0.84	$ 0.07
Effect of dilutive stock options and deferred director stock units	**42**	50	49
Diluted weighted average number of common shares outstanding	**25,684**	25,478	25,305
Diluted net income per common share	**$ 1.47**	$ 0.84	$ 0.07

17. EMPLOYEE BENEFITS

The Company has a defined contribution retirement plan covering substantially all of its eligible United States employees. Employer contributions under the retirement plan amounted to approximately $5,026, $3,304, and $880 during 2011, 2010, and 2009, respectively.

The Company provides supplemental pension benefits to its employees of foreign operations in addition to mandatory benefits included in local country payroll tax statutes. These supplemental pension benefits amounted to approximately $336, $353, and $280 during 2011, 2010, and 2009, respectively.

The Company uses an Employee Stock Ownership Plan ("ESOP") as the discretionary match portion of its 401(k) retirement plan. The Company contributes to the ESOP for all eligible United States employees. Under the ESOP, which is 100% company funded, the Company allocates common stock to each participants account. The allocation is generally a percentage of a participant's compensation as determined by the Board of Directors on an annual basis.

In May 2008, the Board introduced the concept of a shared distribution dividend. The shared distribution dividend rewards the majority of employees through a contribution into their retirement accounts and concurrently rewards shareholders with a special cash dividend. As a result of the shared distribution, the Company contributed 84,974 and 265,241 shares into the ESOP in March 2011 and March 2009, respectively. In 2011, the Company accrued an amount equal to 13.5% of eligible wages in accordance with the shared distribution dividend announced in March 2012.

The Company incurred retirement benefit expense under the ESOP of approximately $3,849, $2,255, and zero during 2011, 2010 and 2009, respectively. These amounts are included in the total employer contributions to the retirement plan noted above.

There are no restrictions on the shares contributed to the ESOP. This allows participants to sell their shares to enable diversification within their individual 401(k) accounts. The Company does not have any repurchase obligations under the ESOP.

During 2008, the Company developed plans for international employees to participate in the shared distributions. The Company's foreign operations recognized total expense of approximately $795, $483, and zero in 2011, 2010, and 2009, respectively, relating to shared distributions. The Company's U.K. employees received 8,061 and 34,869 shares in March 2011 and March 2009, respectively, into a share incentive plan, while employees in the remaining locations received their shared distribution in the form of cash. In Korea the cash was deposited into a Company retirement plan. In Germany, 50% of the shared distribution was paid in cash and the remaining 50% is expected to be paid in Company stock in 2012.

The Company awards deferred cash bonuses to key employees of its foreign operations. The deferred cash bonuses are similar to phantom stock units, in that such bonuses are tied to the value of the Company's common stock. Awards are recognized over the deferral period as variable plan awards. The Company recognized approximately $45, $45 and $54 of compensation expense in 2011, 2010 and 2009, respectively, related to the awards.

18. SEGMENT REPORTING

The individual subsidiaries comprising the Company operate predominantly in a single industry as manufacturers and distributors of hydraulic components. The Company is multinational with operations in the United States, and subsidiaries in the United Kingdom, Germany, Korea, and France. Amounts for France, due to their immateriality, are included with the U.S. France operated as a subsidiary of the Company until its dissolution in November 2011, at which time it became a liaison office. In computing operating profit for the foreign subsidiaries, no allocations of general corporate expenses have been made. Management bases its financial decisions by the geographical location of its operations.

Total assets of the foreign subsidiaries are those assets related to the operation of those companies. United States assets consist of all other operating assets of the Company. Segment information is as follows:

	United States	Korea	Germany	United Kingdom	Elimination	Consolidated
(in thousands)						
2011						
Sales to unaffiliated customers	**$131,714**	**$20,566**	**$27,997**	**$23,894**	**$ —**	**$204,171**
Intercompany sales	**33,711**	**—**	**201**	**1,536**	**(35,448)**	**—**
Operating income	**41,847**	**2,492**	**6,715**	**4,167**	**48**	**55,269**
Total assets	**116,496**	**11,996**	**19,016**	**20,747**	**(727)**	**167,528**
Depreciation and amortization	**5,308**	**114**	**357**	**942**		**6,721**
Capital expenditures	**9,324**	**274**	**63**	**482**		**10,143**
2010						
Sales to unaffiliated customers	$ 94,067	$16,284	$19,770	$20,574	$ —	$150,695
Intercompany sales	26,022	—	160	1,225	(27,407)	—
Operating income	22,040	2,246	4,024	2,822	(93)	31,039
Total assets	89,977	10,535	14,705	17,605	(788)	132,034
Depreciation and amortization	5,388	89	429	967		6,873
Capital expenditures	3,400	217	27	212		3,856
2009						
Sales to unaffiliated customers	$ 59,278	$ 9,978	$14,654	$13,483	$ —	$ 97,393
Intercompany sales	15,545	—	139	1,101	(16,785)	—
Operating income (loss)	(2,110)	616	2,475	884	278	2,143
Total assets	85,338	8,191	12,447	15,923	(1,966)	119,933
Depreciation and amortization	5,335	104	502	1,027		6,968
Capital expenditures	4,758	41	30	267		5,096

Sales to unaffiliated customers represent sales from each of the individual subsidiaries. For information on sales to geographic locations, see the Comparisons of the Years Ended December 31, 2011, and January 1, 2011, in Management's Discussion and Analysis of Financial Condition and Results of Operations. Operating income is total sales and other operating income less operating expenses. Segment operating income does not include interest income/expense, foreign currency transaction gain/loss, and net miscellaneous income/expense.

Included in U.S. sales to unaffiliated customers were export sales of $49,753, $34,955, and $19,031, during 2011, 2010, and 2009, respectively. Export sales to Canada and Asia/Pacific totaling, $34,506, $24,705, and $12,918, during 2011, 2010, and 2009, respectively, make up the majority of these export sales. Additionally, export sales to Europe were $12,474, $8,066 and $4,916 during 2011, 2010, and 2009, respectively.

19. COMMITMENTS AND CONTINGENCIES

The Company is not a party to any legal proceedings other than routine litigation incidental to its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the results of operations, financial position or cash flows of the Company.

OPERATING LEASES—The Company leases a manufacturing facility in Lenexa, Kansas and production support facilities in Sarasota, Florida under operating leases having initial terms expiring in 2010. The lease for the manufacturing facility in Kansas is currently on a month to month basis, and represents approximately 17,000 square feet of space. The lease for the production support facilities in Florida is expiring in April, 2012, and represents approximately 10,000 square feet. Total rental expense for the years ended 2011, 2010 and 2009 was approximately $294, $229 and $221, respectively.

Future minimum lease payments on operating leases are as follows:

2012	36
Total minimum lease payments	$36

INSURANCE—The Company accrues for health care benefit costs under a self-funded plan. The Company purchases re-insurance for both specific and aggregate stop losses on claims that exceed $115 on an individual basis and approximately $7,600 on an aggregate basis. The Company records a liability for all unresolved claims at the anticipated cost to the Company at the end of the period based on management's assessment. The Company believes it has adequate reserves for all self-insurance claims.

20. UNAUDITED QUARTERLY FINANCIAL INFORMATION

Quarterly Results of Operations

	For the quarter ended			
	Dec. 31, 2011	Oct. 1, 2011	Jul. 2, 2011	Apr. 2, 2011
(in thousands, except per share data)				
Net sales	**$45,657**	$53,041	$54,770	$50,703
Gross profit	**16,848**	20,748	21,674	19,942
Operating income	**10,472**	15,499	15,384	13,911
Income before income taxes	**10,614**	16,982	15,571	14,417
Net income	**$ 6,074**	$11,394	$10,437	$ 9,770
Basic net income per common share	**$ 0.24**	$ 0.44	$ 0.41	$ 0.38
Diluted net income per common share	**$ 0.24**	$ 0.44	$ 0.41	$ 0.38

	For the quarter ended			
	Jan. 1, 2011	Oct. 2, 2010	Jul. 3, 2010	Apr. 3, 2010
Net sales	$41,772	$38,073	$39,246	$31,605
Gross profit	14,689	13,550	13,984	10,120
Operating income	8,754	8,182	9,139	4,964
Income before income taxes	8,762	8,409	9,323	5,148
Net income	$ 6,267	$ 5,709	$ 6,113	$ 3,311
Basic net income per common share	$ 0.25	$ 0.23	$ 0.24	$ 0.13
Diluted net income per common share	$ 0.25	$ 0.23	$ 0.24	$ 0.13

21. NEW ACCOUNTING PRONOUNCEMENTS

In May 2011, the Financial Accounting Standards Board ("FASB") issued guidance amending certain fair value measurement and disclosure requirements in U.S. GAAP and IFRS. The amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments are intended to create comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles and International Financial Reporting Standards. This guidance is effective for interim and annual periods beginning after December 15, 2011. The Company does not expect material financial statement implications relating to the adoption of this guidance.

In June 2011, the FASB issued guidance amending the presentation of comprehensive income. This amends existing guidance by allowing only two options for presenting the components of net income and other comprehensive income: (1) in a single continuous financial statement, statement of comprehensive income or (2) in two separate but consecutive financial statements, consisting of an income statement followed by a separate statement of other comprehensive income. Also, items that are reclassified from other comprehensive income to net income must be presented on the face of the financial statements. The guidance requires retrospective application, and it is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. We believe the adoption of this update will change the order in which certain financial statements are presented and provide additional detail on those financial statements when applicable, but will not have any other material impact on our consolidated financial statements. In December 2011, the FASB issued another amendment to defer certain requirements from the June 2011 guidance that relate to the presentation of reclassification adjustments. The amendments will allow the FASB time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. We are in the process of evaluating the disclosure impact of this guidance.

In September 2011, the FASB amended the guidance on the annual testing of goodwill for impairment. The amended guidance will allow companies to assess qualitative factors to determine if it is more-likely-than-not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. This guidance will be effective for the Company's fiscal year ending December 30, 2012, with early adoption permitted. The Company has determined that this new guidance will not have a material impact on its consolidated financial statements.

Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report, have concluded that our disclosure controls and procedures are effective and are designed to ensure that the information we are required to disclose is recorded, processed, summarized and reported within the necessary time periods. Our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports that we file or submit pursuant to the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded, as necessary, to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the Internal Control—Integrated Framework, management, with the participation of the Chief Executive Officer and Chief Financial Officer, concluded that the internal control over financial reporting was effective as of December 31, 2011.

The SEC's general guidance permits the exclusion of an assessment of the effectiveness of a registrant's controls and procedures as they relate to its internal control over financial reporting for an acquired business during the first year following such acquisition if, among other circumstances and factors, there is not an adequate amount of time between the acquisition date and the date of assessment. As previously disclosed in this Form 10-K, during the third quarter of 2011, we completed our acquisition of HCT. In accordance with the SEC guidance, the scope of our evaluation of internal controls over financial reporting as of December 31, 2011 did not include the internal control over financial reporting of these acquired operations. Assets acquired from HCT represent approximately 4% of our total consolidated assets at December 31, 2011 and net revenue generated by HCT subsequent to the date of acquisition represents less than 1% of our consolidated net revenue for the year ended December 31, 2011. As part of our acquisition of HCT, we continue to evaluate HCT's internal controls over financial reporting. From the acquisition date to December 31, 2011, the processes and systems of HCT's acquired operations did not significantly impact our internal control over financial reporting.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2011, that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ATTESTATION REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mayer Hoffman McCann P.C., our independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting. This report appears on page 19.

Consent of Independent Registered Public Accounting Firm

We have issued our report dated March 12, 2012, accompanying the consolidated financial statements included in the Annual Report of Sun Hydraulics Corporation on Form 10-K for the years ended December 31, 2011 and January 1, 2011. We hereby consent to the incorporation by reference of said report in the Registration Statements of Sun Hydraulics Corporation on Forms S-8 (File No. 333-30801, effective July 3, 1997, File No. 333-83269, effective July 20, 1999, File No. 333-62816, effective June 12, 2001, File No. 333-66008 effective July 27, 2001, File No. 333-119367, effective September 29, 2004, File No. 333-124174, effective April 19, 2005, File No. 333-158245, effective March 27, 2009, and File No. 333-177448, effective October 21, 2011).

Mayer Hoffman McCann P.C.

March 12, 2012
Clearwater, Florida

Consent of Independent Registered Public Accounting Firm

We have issued our report dated March 12, 2010, accompanying the consolidated financial statements of operations, stockholders' equity and comprehensive income, and cash flows for the year ended January 2, 2010 in the Annual Report of Sun Hydraulics Corporation on Form 10-K for the year ended December 31, 2011. We hereby consent to the incorporation by reference of said report in the Registration Statements of Sun Hydraulics Corporation on Forms S-8 (File No. 333-30801, effective July 3, 1997, File No. 333-83269, effective July 20, 1999, File No. 333-62816, effective June 12, 2001, File No. 333-66008 effective July 27, 2001, File No. 333-119367, effective September 29, 2004, File No. 333-124174, effective April 19, 2005, File No. 333-158245, effective March 27, 2009, and File No. 333-177448, effective October 21, 2011).

Kirkland, Russ, Murphy & Tapp PA

March 12, 2012
Clearwater, Florida

Shareholder Information

Corporate Officers

Allen J. Carlson
President, CEO

Tricia L. Fulton
Chief Financial Officer

Jeffrey Cooper
Officer

Tim A. Twitty
Officer

Steve Hancox
Officer

Directors

Marc Bertoneche, Ph.D.
Professor, Business Administration
University of Bordeaux

Allen J. Carlson
President, CEO
Sun Hydraulics Corporation

Wolfgang H. Dangel
President Automotive and Chassis and
Member of the Schaeffler Group Executive Board

John S. Kahler
President, CEO *retired*
Cincinnati Incorporated

Christine L. Koski
President, CEO
nMetric LLC

Philippe Lemaitre
Chairman, President, CEO *retired*
Woodhead Industries, Inc.

Ferdinand E. Megerlin, Dr.-Ing.
Chairman of the Board
Sun Hydraulics Corporation
Advisor and former member of
the Executive Board of Linde AG

David N. Wormley, Ph.D.
Dean, Engineering School
Pennsylvania State University

Legal Counsel
Shumaker, Loop & Kendrick, LLP
Tampa, Florida

Auditors
Mayer Hoffman McCann P.C.
Clearwater, Florida

Corporate Headquarters
Sun Hydraulics Corporation
1500 West University Parkway
Sarasota, Florida 34243
Phone: 941-362-1200
Fax: 941-355-4497

Investor Relations
If you wish to be placed on Sun Hydraulics' email list for periodic news and financial releases, please send your request to investor@sunhydraulics.com or visit Sun's website to sign up.

The Company's Annual Reports, Forms 10-K, 10-Q, 3, 4, 5, and press releases are available at the Investor Relations section of Sun's website, www.sunhydraulics.com, or by request from corporate headquarters.

If you would like a hard copy of Form 10-K, a copy will be provided without charge upon request to:

Investor Relations
Sun Hydraulics
1500 West University Parkway
Sarasota, Florida 34243

Transfer Agent
Computershare
Campton, Massachusetts

Common Stock Information
The Common Stock of Sun Hydraulics Corporation is traded on the NASDAQ Global Select Market under the symbol SNHY.

As of April 9, 2012, there were 137 shareholders of record. The number of record holders was determined from the records of the Company's transfer agent and does not include beneficial owners of common stock whose shares are held in the name of various securities brokers, dealers and registered clearing agencies. The Company believes that there are approximately 8,000 beneficial owners of common stock.

As of April 9, 2012, the closing price per share of SNHY stock was $24.55 and there were 25,923,270 shares outstanding.

Shareholders Annual Meeting
The annual meeting of shareholders will be held at 10:00 a.m. Eastern Time on Monday, June 4, 2012, at:

Sun Hydraulics Corporation
701 Tallevast Road
Sarasota, Florida 34243


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Locations Worldwide

Sun Hydraulics Corporation
1500 West University Parkway
Sarasota, Florida 34243 U.S.A.
Phone: 941-362-1200
Email: suninfo@sunhydraulics.com

Sun Hydraulics Limited
Wheler Road
Coventry C3V 4LA England
Phone: 44-2476-217400
Email: sales@sunuk.com

Sun Hydraulik GmbH
Brusseler Allee 2
D-41812 Erkelenz, Germany
Phone: 49-2431-8091-0
Email: info@sunhydraulik.de

Sun Hydraulics (France)
Parc Innolin
6 rue du Golf
33700 Mérignac, France
Phone: 33-557-291529
Email: info@sunfr.com

Sun Hydraulics Korea Corporation
97B 13L Namdong Industrial Complex
664-12 Gojan Dong, Namdong Gu
Incheon, 405-310 Korea
Phone: 82-32-813-1350
Email: sales@sunhydraulics.co.kr

Sun Hydraulics China Co., Ltd.
Hong Kong New World Tower
47th Floor
300, Huaihai Zhong Road
Shanghai 200021
P.R. China
Phone: 86-21-5116-2862
Email: sunchinainfo@sunhydraulics.com

Sun Hydraulics (India)
No. 1, 1st Main Road, Munnekolala Extension
Marathahalli Outer Ring Road
Bangalore-560037 India
Phone: 0091-80-25236325
Email: sunindiainfo@sunhydraulics.com


sun hydraulics®
CORPORATION

www.sunhydraulics.com